
13003049

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of October 2013

000-29880 (Commission File Number)

Virginia Mines Inc. 200-300 St-Paul
Quebec City, QC, Canada G1K 7R1
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: October 15, 2013


SEC MAIL PROCESSING
RECEIVED
OCT 18 2013
WASH. D.C.
193
SECTION

By:
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations – Spring 2012 Drilling Program and Summer 2012 Geological Exploration Program – Poste Lemoyne Extension Project

Prepared by: Robert Oswald, P. Geo. – Services Techniques Géonordic Inc.

8 paper copies

Original

000-29880
Commission File Number

Title Page

Form 43-101
Technical Report


SEC MAIL
PROCESSING
RECEIVED
OCT 1
WASH, D.C.
193
SECTION

Technical Report and Recommendations
Spring 2012 Drilling Program and
Summer 2012 Geological Exploration Program

Poste Lemoyne Extension Property, Québec

VIRGINIA MINES INC.

May 2013

Prepared by:

Robert Oswald, P.Geo.

Services Techniques Géonordic Inc.

List of Tables, Figures, Photos, Appendices, Maps and Drilling Sections

TABLES

FIGURES

PHOTOS

APPENDICES

MAPS (pocket)

DRILLING SECTIONS (pocket)

ITEM 1 SUMMARY

The Poste Lemoyne Extension project consists of 605 map-designated claims covering 30,964 hectares (309.65 km^2) held 100% by Virginia Mines. Some claims of the property are subject to 1% NSR to Globestar Mining Corporation, but Virginia can buy back 0.5% for $500,000. The property is located in the James Bay area in the province of Québec, approximately 450 kilometres northeast of the town of Matagami.

The property lies partly within the Archean-aged Guyer greenstone belt, in the La Grande subprovince, along the southern contact with the sedimentary package in the Opinaca subprovince referred to as the Laguiche Group. Local geology is summarized by massive to pillowed basalts and cogenetic gabbro and diorite sills alternating to the south with thin but extensive sedimentary piles of siltstones, quartz and biotite-rich wackes, and iron formations. A quartz-feldspar porphyry (QFP) dyke swarm has intruded the volcanic rocks, and granitic and late pegmatitic intrusions crosscut the stratigraphy. Metamorphic grade reaches amphibolite facies.

We completed eight (8) new drill holes on the Poste Lemoyne Extension property in the spring of 2012: four (4) to test the Charlie showing and its extensions, one (1) to test the rock package south of the Charlie showing, one on the SLTV showing, and two (2) on the molybdenum showings in the western part of LG3 reservoir. A total of **1132** samples for **1,155 m** of drill core were sent for gold assaying and some for base metals.

None of the three (3) holes drilled below the Charlie showing (PLE12-161 to 163) intersected the quartz veins at depth. Only one gold value was obtained in hole PLE12-163 with **2.95 g/t Au / 1 m**. The single hole drilled below the SLTV showing (PLE12-166) revealed a quartz vein (1.65 m) devoid of sulphides. It may represent the extension of the SLTV showing. The hanging wall of the quartz vein yielded **0.69 g/t Au / 1 m**. Overall, no significant gold values were obtained in the vicinity of the Charlie and SLTV showings.

Two molybdenum showings were tested by holes PLE12-167 and -168 on islands in the southern part of the LG3 reservoir. Drilling results were not very significant, with only one molybdenum-bearing quartz vein in PLE12-167 yielding **2160 ppm Mo / 0.4 m** and **0.303 ppm Re**.

In the summer of 2012, two phases of exploration work resulted in the collection of **1705** outcrop samples, **160** boulder samples, **10** till samples, and **15** channel samples from outcrops.

Thirty-two (**34**) outcrop, boulder and channel samples yielded gold values **>0.5 g/t Au** and **35** samples had base metal values **>1,000 ppm (Cu, Zn, Pb or Mo)**.

New gold and base metal showings were discovered in the LG3 reservoir area. It was the Joanie showing, however, that generated the most interest (**up to 172.03 g/t Au)**. The Joanie showing is located 290 m southwest of the Charlie showing on the south side of a large structure topographically expressed as a long and narrow deep bay oriented E-W. This showing comprises several NW-trending quartz tension veins and E-W quartz shear veins. All veins occur in highly fractured amphibolitized mafic lavas. We were able to distinguish about 20 different veins. Gold contents are highly variable due to the presence of visible gold. Twelve (12) samples yielded grades ranging from **1.54 g/t Au** to **172.03 g/t Au**.

The results of the 2012 field campaign once again demonstrate the excellent gold potential of the Poste Lemoyne Extension Property. This property, which now extends over more than 70 km E-W, has revealed many new potential areas of interest, uncovered either by geological reconnaissance work or by soil and till sampling surveys. Some of these areas have been further investigated by trenching and drilling, but many of these have great potential and yet have not been intensively explored to date.

Following the encouraging results obtained over the past three years, we recommend pursuing exploration efforts on the Poste Lemoyne Extension Property.

We suggest the following work, in order of priority:

- Detailed mapping at 1:2,500 scale in the area underlain by a large fold immediately northwest of the Galexis showing,
- Prospecting and mapping along the contact between the Laguiche sediments and the mafic lavas in the vicinity of a showing grading **18.17 g/t Au** (230541),
- A trenching program in the Joanie and Galexis areas and on the best results obtained in the fall of 2013,
- Prospecting and mapping in the tonalite northwest of the bay in LG3 reservoir,
- Prospecting and mapping at the far west end of the project in the southern part of LG3 reservoir.

ITEM 2 INTRODUCTION

The purpose of this report is to present exploration work and results from the spring and summer 2012 programs on the Poste Lemoyne Extension property and to provide recommendations for future work.

The technical data relating to exploration on the property is derived from Virginia Mines' data base and from the SIGÉOM database of the Ministère des Ressources naturelles et de la Faune (MRNF) which is public information accessible from their website.

This report provides the status of current technical geological information relevant to Virginia Mines' exploration program on the Poste Lemoyne Extension property in Quebec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101.

Author Robert Oswald has a Bachelor of Science in geology from the Université de Montréal in Montréal since 1987. He is a Qualified Person for the Poste Lemoyne

Extension project and has been involved in the project since 2004. Mr. Oswald spent 49 days in the field directly supervising work on the property for the period covered by this report.

The Poste Lemoyne Extension project is not at an advanced stage of exploration, this report does not discuss any legal or environmental problems requiring expertise outside of the company.

ITEM 3 RELIANCE ON OTHER EXPERTS

This section is not applicable to this report.

ITEM 4 PROPERTY DESCRIPTION AND LOCATION

The Poste Lemoyne Extension project is located in the James Bay area, province of Québec, approximately 450 kilometres northeast of the town of Matagami (Figure 1) and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation on the Trans-Taiga Road. The property hosts the Guyer Archean greenstone belt located at the boundary of the La Grande and Opinaca subprovinces of the Archean Superior Province.

Latitude:	53°27′ North
Longitude:	75°13′ West
NTS:	33G/05, 06, 07, 11 and 12
UTM Zone:	18 (Nad27)
Easting:	486 000 E
Northing:	5 924 000 N

The project consists of 605 map-designated claims covering 30,964.78 hectares (309.65 km^2) (Figure 2, Appendix 1). The concession is held 100% by Virginia Mines and some claims are subject to an agreement by which Globestar Mining Corporation owns 1% N.S.R.; Virginia Mines can buy back 0.5% of the N.S.R. for $500,000.

ITEM 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The camp is located beside the Trans-Taiga gravel road at kilometre marker 176.5. All supplies and fuel were carried by truck from Radisson or Rouyn-Noranda to the camp. From the camp, a 7-km "drill trail" goes to the main showing, the Orfée zone, and another 8-km ATV trail goes east to the Hydro-Québec Poste Lemoyne – Poste Albanel road. The trail was developed to provide access to trenching sites. Also, an old Hydro-Québec trail (Cameron road) provides direct access to LG3 Reservoir where boats can be used to access remote areas in the western part of the property. At kilometre marker 163 along the Trans-Taiga Road, a 12-km trail has been established to provide direct access to the David grid for the small hydraulic excavator and the drill. The east and west parts of the property are accessible by helicopter from the camp.

The region includes many lakes and rivers. The landscape is relatively flat with an altitude varying between 275 and 400 metres. The drainage network is oriented in a regular east–west direction, probably influenced by either glacial processes or faulted bedrock. Vegetation is typical of taiga including areas covered by forest and others devoid of trees. In some areas, bedrock outcrops are absent for many square kilometres because of the abundance of Quaternary deposits and swamps.

ITEM 6 HISTORY

The first exploration work reported in this part of the James Bay region was performed in 1959 by Tyrone Mines Limited (now Phelps Dodge Corporation), who conducted geological reconnaissance and regional prospecting work (Ekstrom, 1960). A few trenches were also excavated. In 1972 and 1973, Noranda Exploration completed magnetic, electromagnetic and radiometric surveys in the Lac Guyer area (NTS 33G/06, 07, 10, and 11).

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region. The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. From 1973 to 1976, SES Group (SERU Nuclear Ltd, Eldorado Nuclear Ltd) and the SDBJ conducted regional uranium and base metal exploration in NTS sheets 33C to 33I. Work consisted of airborne and ground geophysical surveys, prospecting and drilling.

In the 1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies.

In 1995, Osborne conducted a geological reconnaissance campaign over the recently staked area near LG3 Reservoir. He namely noted the anomalous gold content of mafic lavas and of a mylonite zone along the shores of LG3 Reservoir. After conducting a helicopter-borne electromagnetic survey in this area (Jagodits, 1996), Phelps Dodge Corporation of Canada continued work undertaken by Osborne (1995) and extended their geological reconnaissance and ground follow-up work on EM anomalies (Johnson, 1996). Their results did not however justify further exploration work in the area.

The first geological work realized by Virginia Mines Inc. started in 1995 with a regional till sampling survey. Table 1 summarizes all work by Virginia Mines Inc. on the property.

Table 1: Summary of all the work performed in the area by Virginia Mines Inc.

Period	Type of Work	Results
1995	Virginia Gold Mines.	Till sampling over Guyer greenstone belt.
June 1998	Regional airborne magnetic (Mag) and electromagnetic (EM) survey.	EM conductors and positive Mag anomalies over 5 km long.
June 1998	Regional prospecting near EM conductors.	Discovery of a gold bearing iron formation, Grab sample # 81650: 82.2 g/t Au.
August 1998	Three (3) mechanical trenches (Tr-A, B and C) and channel sampling.	Best results: Tr-A: 21.6 g/t Au over 5.0 m, Tr-B: 1.3 g/t Au over 1.0 m, Tr-C: 3.5 g/t Au over 3.0 m.
September 1998	113 km of line cutting over EM conductors and geophysical anomalies (VLF and Mag).	Definition of 39 VLF anomalies and precision of the positive Mag anomalies.
October 1998	Sixteen (16) mechanical trenches (Tr-1 to Tr-16) over the most accessible VLF and Mag anomalies. (Chénard, 1999)	Best results: Tr-3: 0.98 g/t Au over 1.0 m.
November 1998	Drilling program of 1,142 line metres (7 holes: PLE98-01 to -07) and 3 abandoned holes. (Chénard, 1999)	Best results: PLE98-02: 6.14 g/t Au over 5.0 m, PLE98-03: 2.50 g/t Au over 2.0 m, PLE98-06: 0.99 g/t Au over 6.7 m.
December 1999	89 line km of detailed ground Mag survey (25-m to 50-m line spacing).	More accurate definition of the Mag pattern.
March 2000	B.Sc. project by P. Costa on the gold mineralization in the iron formation of the Poste Lemoyne Extension Property. (Costa, 2000)	Conclusion: The mineralization is post-sedimentary and is due to metamorphic remobilization.
August 2000	Induced Polarization (IP) over 4 lines (26E to 29E) for a total of 3 line km.	IP definition of the Orfée showing and no other IP anomalies in the surrounding area.
October – November 2000	Geological and cartographic survey (1:5000), manual trenches, till sampling near the Orfée showing.	Best results: Trench 00-01: 21.02 g/t Au over 3.0 m (10 m east of Orfée), Trench 00-03: 11.53 g/t Au over 3.0 m (100 m west of Orfée).
October 2001	Four (4) mechanical trenches (2 on the Orfée showing), detailed cartographic map (1:100) and systematic channel sampling. (L'Heureux, Blanchet, 2001)	Best results: Trench 01-01: 12.8 g/t Au over 8.0 m, and 6.6 g/t Au over 6.0 m, Trench 01-02: 9.9 g/t Au over 3.0 m.
January –	Drilling program of 23 holes	Best results: (uc = uncut, c = cut),

Feb. 2002	(3,033 m). Target: Orfée extensions. (Blanchet, 2002)	PLE02-14: 34.79 g/t Au over 9.0 m (uc), 21.29 g/t Au over 9.0 m (c), PLE02-20: 43.09 g/t Au over 11.65 m (uc), 12.83 g/t Au over 11.65 m (c), PLE02-21: 9.44 g/t Au over 11.0 m and 21.43 g/t Au over 4.5 m (uc), 10.34 g/t Au over 4.5 m (c).
April 2002	Ground electromagnetic (HEM) (Max-Min I) and magnetic survey.	Detection of 10 anomaly axes and complementary magnetic survey.
Aug. 2002 – March 2003	Drilling program of 37 holes (6,558 m). Target: Orfée extensions and regional HEM anomalies. (Cayer, 2003)	Best results: Orfée zone PLE02-31: 14.13 g/t Au over 13.00 m (uc), PLE02-49: 8.57 g/t Au over 11.40 m (uc) and 9.45 g/t Au over 2.00 m. Regional anomalies (now "Orfée East" zone) PLE03-42: 1.61 g/t Au over 4.92 m, PLE03-62: 2.12 g/t Au over 4.00 m.
March 2003	Geostatistical modelling and resource estimation. (Orfée showing) (D'Amours, 2003).	203,483 tonnes at 14.5 g/t Au.
Dec. 2003 – Feb. 2004	Drilling program of 18 holes (3,132 m). Target: Orfée East extensions, regional HEM anomalies and magnetic break. (Cayer *et al.*, 2004)	Best results: Orfée East zone: PLE03-72: 5.37 g/t Au over 2.00 m and 2.11 g/t Au over 11.00 m, PLE03-73: 2.20 g/t Au over 7.00 m, PLE04-76: 10.53 g/t Au over 1.10 m, PLE04-77: 2.82 g/t Au over 5.76 m. Regional anomalies: PLE04-83: 2.47 g/t Au over 1.00 m, PLE04-84: 0.31 g/t Au over 5.40 m.
Nov. 2006 – Jan. 2007	Drilling program of 12 holes (3,929 m). Target: Orfée and Orfée East gold zones. (Cayer, 2007b)	Best results: Orfée zone: PLE06-87: 28.73 g/t Au over 2.00 m, PLE06-88: 4.44 g/t Au over 2.85 m. Orfée East zone: PLE07-091: 0.58 g/t Au over 62.00 m incl 1.17 g/t Au over 15.25 m, PLE07-092: 0.55 g/t Au over 73.00 m incl 1.07 g/t Au over 25.0 m, PLE07-093: 0.42 g/t Au over 105.0 m incl 1.02 g/t Au over 20.0 m,

		PLE07-095: 10.85 g/t Au over 6.55 m incl 57.36 g/t Au over 1.00 m and 6.28 g/t Au over 2.00 m.
February – March 2007	Line cutting (90 km) and IP geophysical survey (66 km).	Definition of 48 IP anomalies (Tshimbalanga *et al,*, 2007)
February – April 2007	Drilling program of 19 holes (5,564 m). Target: Orfée East gold zone and regional IP anomalies. (Cayer, 2007c)	Best results: Orfée East zone PLE07-098: 1.43 g/t Au over 28.0 m incl 10.61 g/t Au over 1.0 m, PLE07-099: 2.23 g/t Au over 20.0 m incl 25.99 g/t Au over 1.0 m, PLE07-105: 3.09 g/t Au over 26.0 m incl 30.11 g/t Au over 1.0 m and 12.02 g/t Au over 1.0 m, PLE07-112: 2.89 g/t Au over 17.2 m incl 7.20 g/t Au over 1.2 m and 23.63 g/t Au over 1.00 m.
July – August 2007	Geological reconnaissance of the eastern part of the property. (Cayer, 2007a)	Reconnaissance of three (3) anomalous areas in gold (9 grab samples with 217 to 1920 ppb Au) and one in copper and silver (up to 3.98% Cu and 6.4 g/t Ag in grab sample #182008).
January – April 2008	Drilling program of 15 holes (5,352 m). Target: Orfée East gold zone and regional IP anomalies. (Cayer, Oswald, 2009)	Best results: Orfée East zone PLE08-117: 1.53 g/t Au over 26.0 m incl 14.30 g/t Au over 1.0 m and 5.69 g/t Au over 1.0 m, PLE08-128: 0.45 g/t Au over 64.0 m incl 2.64 g/t Au over 3.7 m. Regional anomalies: PLE08-126: 0.21 g/t Au over 31.0 m incl PLE08-129: 1.09 g/t Au over 26.0 m incl 2.73 g/t Au over 3.0 m and 2.95 g/t Au over 3.0 m.
August – November 2008	Geological reconnaissance and trenching program of the eastern part of the property. (Cayer, Oswald, 2009)	Discovery of a new anomalous gold-bearing corridor of 15 km long, 33 trenches were excavated, Best result are: TR-PL-08-024: *Michèle showing* 0.80 g/t Au over 11.0 m incl 3.16 g/t Au over 2.0 m, TR-PL-08-011: *Sue showing* 1.02 g/t Au over 4.0 m, TR-PL-08-004: *ILTO showing*

		1.05 g/t Au over 17.0 m incl 3.54 g/t Au over 3.0 m, TR-PL-08-012: *ILTO showing* 0.65 g/t Au over 18.0 m incl 1.02 g/t Au over 6.5 m, TR-PL-08-005: *Tommy showing* 0.96 g/t Au over 5.6 m.
November – December 2008	GE grid (East grid): Line cutting and IP (74 km) and magnetic (94 km) geophysical survey.	Definition of 33 IP anomalies (Tshimbalanga *et al.*, 2009),
June – November 2009	Geological reconnaissance of the eastern part of the property and follow-up on IP anomalies of the GE grid. First phase of the geological reconnaissance in the LG3 Reservoir area. (Cayer, 2010)	GE grid: TR-PL-09-045: *Tommy showing* 8.76 g/t Au over 2.0 m, LG3 area: TR-PL3-09-005: 2.26 g/t Au and 292.1 g/t Ag over 1.0 m TR-PL3-09-010: *EDY showing* 32.82 g/t Au over 1.0 m, 29.47 g/t Au over 1.0 m, 5.13 g/t Au over 3.0 m, 20.98 g/t Au over 2.0 m, 17.80 g/t Au over 0.5 m, 6.04 g/t Au over 3.0 m and 5.84 g/t Au over 3.0 m, TR-PL3-03-007: *David showing* 1.18 g/t Au over 6.0 m incl 2.86 g/t Au over 2.0 m.
November – December 2009	PS grid: Line cutting and IP (33km) and magnetic (44 km) geophysical survey.	Definition of 48 IP anomalies
November 2009 – February 2010	Drilling program of 18 holes (3,331 m). Target: Gold and IP anomalies on GE grid and EDY showing (PS grid). (Cayer, 2010)	Best results: GE grid PLE09-135: 0.51 g/t Au over 53.0 m incl 1.00 g/t Au over 14.0 m and 5.69 g/t Au over 1.0 m, PLE10-138: 0.41 g/t Au over 48.0 m incl 2.23 g/t Au over 1.0 m and

		0.98 g/t Au over 10.0 m.
January-February 2010	David grid: Line cutting (6 km) and IP (4.5 km) and magnetic geophysical survey.	Definition of 8 IP anomalies.
June – September 2010	Geological reconnaissance of the northern part of the property Till sampling campaign Follow-up on IP anomalies of the PS and David grid and trenching program over gold and IP anomalies. (Cayer, 2011a)	<u>David grid:</u> 172560: 3.98 g/t Au (boulder), 216590: 2.74 g/t Au, 2.7 g/t Ag. <u>David area:</u> 216701: 11.03 g/t Au (boulder), 217227: 3.60 g/t Au, 174412: 11.42% Pb, 0.10% Zn, 12.60 g/t Ag, 174554: 10.40% Pb, 17.80 g/t Ag, 174441: 8.86% Pb, 1.26% Zn, 13.20 g/t Ag. <u>LG3 area:</u> 217255: 3.87 g/t Au, 9.9 g/t Ag, 1.0% Cu, 221321: 175.40 g/t Ag, 0.27% Pb, 221066: 98.10 g/t Ag, 0.33% Pb, 221129: 94.00 g/t Ag, 0.19% Mo, 219416: 4.47% Mo, 5.20 g/t Ag, 0.55% Cu and 4.37 g/t Re, 219409: 1.59% Mo, 30.80 g/t Ag and 0.68 g/t Re, 221116: 1.28% Mo, 2.30 g/t Ag, 2.77 g/t Re. Definition of an area where tills are very anomalous in gold. More than 10 till samples yield between 100 to 692 gold grains on the David grid. <u>Trenching program:</u> <u>David grid:</u> TR-PL3-09-007: David showing 1.74 g/t Au / 5.8 m, TR-PL3-10-042: 1.37 g/t Au / 5.0 m and 1.11 g/t Au / 3.0 m and 1.84 g/t Au / 2.0 m. <u>LG3 area:</u> TR-PL3-10-016: SLTV showing 8.74 g/t Au, 4.40 g/t Ag, 0.41% Cu / 1.1 m.
January – March 2011	David grid: 40 km line cutting and IP geophysical survey.	Best results: <u>QFP felsic intrusive and basalt</u>:

	Drilling program of 13 holes (4,021 m). Targets: David showing and QFP felsic intrusive. (Cayer, 2011b)	PLE11-148: 4.11 g/t Au over 1.0 m and 6.68 g/t Au over 3.0 m. PLE11-149: 6.62 g/t Au over 1.0 m and 1.49 g/t Au over 5.0 m, PLE11-152: 12.91 g/t Au over 1.0 m, PLE11-153: 1.83 g/t Au over 4.0 m, PLE11-156: 3.04 g/t Au over 2.1 m, PLE11-160: 1.08 g/t Au over 5.9 m.
June – September 2011	Geological reconnaissance of the northern part of the property (LG3 reservoir) and other areas. Till sampling campaign with 57 samples Follow-up on IP anomalies of the David grid and trenching program over gold anomalies. (Oswald, 2012)	Best results of *Charlie showing*: grab samples: 1.33 to 36.67 g/t Au. Grab samples on other areas: 5.14 g/t Au (228576), 13.2 g/t Au (228759), 5.6 g/t Au (229373), 2.61 g/t Au (225357) and 2.4 g/t Au (228270). Four (4) distinct areas. PL-11-005: 22.08 g/t Au (HMC) and no visible gold. Trenching program: TR-PL3-11-053 and 053 east : 0.72 g/t Au /0.60 m, 1.68 g/t Au /0.4 m and 0.58 g/t Au /0.24 m. TR-PL3-11-057: 6.41 g/t Au /0.55 m. TR-PL3-11-059 (*Charlie showing*) : 3.68 g/t Au /5 m, 3.59 g/t Au /4 m, 14.55 g/t Au /1 m, 3.54 g/t Au /0.85 m and 6.95 g/t Au /1 m TR-PL3-11-060: 0.59 g/t Au /0.4 m and 1.31 g/t Au /1 m.
October - November 2011	Heliborne High Resolution Aeromagnetic Survey (St-Hilaire, 2011)	PLEX project: Traverse line 75m spacing and a total of 4940km of survey.

ITEM 7 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geology

The Poste Lemoyne Extension Property is located in the eastern Superior geological Province. The age of these rocks varies from 2600 Ma to 3400 Ma and they have been deformed by the Kenoran orogeny, between 2660 and 2720 Ma (Goutier *et al.* 2001). The Lac Guyer area lies at the border of the La Grande and Opinaca subprovinces (Figure 3). The two subprovinces are intruded by Proterozoic gabbro dykes.

The La Grande subprovince is a volcano-plutonic assemblage composed of an ancient tonalitic gneiss (2788–3360 Ma) of the 'Langelier Complex' and many volcano-sedimentary sequences from the Guyer Group (2820 Ma). The Guyer Group is composed of tholeiitic basalts, komatiites, calc-alkaline felsic tuffs, turbidites, iron formations and many ultramafic to felsic intrusions. A northwestern Ontario equivalent to these rocks are those of the Sachigo-Uchi-Wabigoon subprovinces.

The Opinaca subprovince is a metasedimentary and plutonic sequence similar to the English River and Quetico subprovinces in Ontario. The age of these rocks (<2648 Ma) is younger than in the La Grande assemblage. In the study area, the Opinaca rocks are composed of wacke and biotite paragneiss from the Laguiche Group and many granitic and pegmatitic intrusions. The paragneiss is derived from the transformation of an important feldspathic wacke sequence that came from La Grande erosion. In many places, the contact between the two subprovinces is a shear zone.

The ultramafic intrusions are from different generations (synvolcanic, syn- to post-tectonic and post-Laguiche). Some tonalitic, monzodioritic and granitic intrusions are syn- to post-tectonic and crosscut the subprovince boundaries.

During the Archean, a ductile deformation event with folding and shearing affected the rocks of the study area and the latter were metamorphosed to the amphibolite facies. The dominant trend of the strata and the foliation is ENE to E-W with a moderate to steep north dip. Folds plunge ENE.

7.2 Property Geology

The Poste Lemoyne Extension geological setting comprises, from north to south, the Guyer basalts to the Laguiche sediments (see Map 1 in back pocket). These units contain many pegmatitic intrusions and some quartz-feldspar porphyry (QFP) dykes. Iron formations occur in the Guyer Group near the Laguiche contact. In the Orfée area, a majority of the drill holes intercepted the iron formation at the contact of the Guyer basalt and a sedimentary unit (wackes). All the units have been affected by a tectonic East-West transposition.

In the study area, the basalts are greenish and foliated. They are generally fine-grained but locally, some coarse-grained horizons are interpreted in the drill logs as gabbroic sills. Those horizons are perhaps due to metamorphic recrystallization because no distinctive contacts are present. The metamorphic events destroyed most primary textures. Generally, the foliation is well defined, East-West-trending and dips at 70 to 80 degrees north. Some drill holes contain m-scale circular patterns.

In the Orfée area, the basalts contain concordant veinlets and disseminated mineralization. It is dominated by pyrrhotite with few grains of pyrite, chalcopyrite and arsenopyrite. In many holes on the Orfée zone, zoning of the sulphides can be observed. Hundreds of metres north of the iron formation, the mineralization is dominated by finely automorphic pyrite and is associated with epidotization and silicification of the basalt. Pyrrhotite is dominant close to the iron formation. This is associated with an increased garnet content. Chalcopyrite and arsenopyrite are found in trace amounts associated with pyrrhotite. Fine mm-scale discordant veinlets of quartz and calcite are also found in all the units but no mineralization is associated with them. They are related to post-metamorphic events.

The basalt in the Orfée East area shows, in addition to previous alterations, layers from one to several metres thick of silica and brown biotite alteration or amphibole, epidote, calcite and garnet alteration. Both types of alteration show cm-scale bands and may be discordant to the foliation. The mineralization is present in both alteration patterns and it is dominated by pyrrhotite, but pyrite, arsenopyrite and traces of chalcopyrite are also present. The alteration types can be distinct from one another or overlapped. Generally, brown biotite is more present north of the Orfée East gold zone with a progressive transition toward the amphibole-epidote-calcite-garnet alteration close to the iron formations, or the deformed zone. Metre-scale silicified horizons hosting trace to 5% tourmaline are also present throughout the unit.

Some holes drilled in the Orfée East area have revealed a 100-m-thick horizon of wacke located north of the Orfée East gold zone, in the basaltic unit. This wacke unit is oriented 070-250° and it revealed subeconomic gold values in some drill holes. This new zone is close to the northern contact of this wacke and the basalt. Drill hole PLE08-116 returned the best gold intersection with 0.33 g/t Au over 19.0 m in contact with 5.16 g/t Au over 2.0 m. The wacke unit has the same mineral and textural characteristics as the wacke located south of the iron formations (Orfée and Orfée East).

A sedimentary/exhalative sequence is located at the southern contact of the volcanic assemblage. It is composed of siltstone and magnetite iron formation. In drill holes, the unit thickness is 1 to 28 metres. An HEM conductor and a positive magnetic anomaly are associated with this unit and it can be traced for many kilometres. The southern contact of the sedimentary/exhalative sequence is characterized by a feldspar-quartz-biotite wacke. This lithologic assemblage is observed in the majority of the drill holes.

The iron formations are composed of mm-scale to cm-scale banded beds of siltstone (chert) and magnetite-grunerite-sulphide. This unit records a high deformation with many shears, faulted folds and quartz flooding. The gruneritization of magnetite beds can be partial or complete. Sometimes only a thin grunerite aureole rims the magnetite beds. Other minerals such as hornblende, chlorite and sulphides are also found in close association with grunerite.

On the Orfée zone, the siltstone is generally graphite-rich (10 to 30%) and is 0.3 to 2.0-m thick. It contains 5 to 10%, locally 40%, pyrrhotite and pyrite with trace arsenopyrite. The sulphides are finely disseminated or in mm-scale veinlets. The siltstone is in contact with the iron formation. The contact is characterized by breccia textures and by the presence of a 0.3 to 1.5-m-thick massive sulphide. The rims of that massive sulphide are chlorite-rich (>60%) for a few centimetres. The massive sulphide is composed of non-magnetic pyrrhotite and accessory arsenopyrite, pyrite, amphibole, quartz, and mm-scale automorphic calcite crystals. On the Orfée zone, most of the visible gold can be found in this massive sulphide unit and its contacts with host rocks.

The distinctive feature of the Orfée East mineralized zone is the presence of two units of iron formation separated by a basaltic unit. These iron formations show the same alteration patterns as on the Orfée gold zone. At surface and/or in the western part of the zone, the basalt layer has a maximum thickness of 10 metres but at depth and/or to the east, it can reach up to 100 metres. Thinning of the basaltic layer between the iron formations from depth toward surface, or from east toward west is not progressive. In 30 to 50-metre lateral intervals, the basalt between the two iron formations goes from 50 metres thick to approximately 10 metres. In this interval, an intense deformation zone has developed and relics of iron formation, basalt, wacke, and QFP dykes are sometimes observed. The deformed zone ("paragneiss") is developed along a 60 to 65° west plunge and it contains the best gold intersections of the Orfée East zone (PLE07-105: 3.09 g/t Au / 26.0 m). The correlation with iron formations, in both the Orfée and Orfée East areas, is impossible due to the lack of drill hole coverage.

A wacke unit is present at the end of a majority of drill holes on Orfée and Orfée East. It is composed of feldspar, quartz and biotite. The texture is saccharoidal to lepidoblastic depending on the biotite proportion. Where the concentration in biotite is high, it is common to observe a crenulation or a secondary schistosity over the primary foliation. Silicification and/or chloritization are also present in a few m-scale zones. Traces to 2% finely disseminated pyrrhotite are present near the footwall of the iron formations.

Some grey felsic intrusions are found in the basalt and less frequently in the wacke. They are a few centimetres to a few metres thick and are characterized by the presence of quartz and feldspar phenocrysts. The concentration and the size of the phenocrysts vary in each dyke. Some dykes have traces to 2% disseminated pyrrhotite and pyrite, less commonly arsenopyrite. All dykes have been deformed, the biotite flakes are all aligned and the phenocrysts are flattened in the same plane.

A few ultramafic intrusives were observed, all of which are located within the Guyer belt and most of which can be traced on magnetic maps. They occur as very elongated sills (<8.5 km long by <170 m thick). Their magnetic signature is not as strong as that of magnetite iron formation units. Several of these units were defined through mapping. Observed sulphides include <5% disseminated pyrite and pyrrhotite. To date, samples have yielded no significant gold values.

Within the same Guyer belt, east of the Orfée area along the south part, a diorite sill some 3 km long was discovered based on the presence of erratic boulders. This sill is auriferous, and numerous subeconomic gold grades were obtained, namely 1.05 g/t Au / 17.0 m in trench TR-PL-08-004 and 0.51 g/t Au / 53.0 m including 1.00 g/t Au / 14.0 m in drill hole PLE09-135. The diorite contains 30% feldspar phenocrysts (<0.6 mm) in a groundmass composed of 45% feldspar, 10% quartz, and 15% actinolite and biotite. The diorite is weakly magnetic and almost always contains 1 to 5% pyrite.

In addition to units mentioned above, a granitic dyke or sill was uncovered in the new area near LG3 Reservoir (EDY showing area). It is 40 to 80 metres thick and occurs at the contact between a deformed tonalite unit to the north and mafic lavas to the south. The south contact of the sill is characterized by a mylonite zone more than 5 metres wide, that developed in amphibolitized lavas. The fine-grained granite is composed of about 70% feldspar, 25% quartz, and variable amounts of muscovite, amphiboles, biotite, and chlorite. It is silicified and sericitized approaching the mylonite zone and hosts 1 to 5% disseminated pyrite. Near the mylonite zone, the granite yielded a few interesting gold-bearing sections, including: 32.82 g/t Au / 1.0 m, 20.98 g/t Au / 2.0 m, and 6.04 g/t Au / 3.0 m. A few visible gold grains were locally observed along the edges of quartz veins in the granite.

During the 2010 campaign, two new units were uncovered in the LG3 Reservoir area. The first is a felsic intrusive with quartz and feldspar phenocrysts, observed on the David grid. To date, the intrusion has been traced over 1.5 km along an east-west axis by a maximum thickness of 200 metres. It is composed largely of feldspar, quartz, and biotite and contains 20 to 35% finer-grained feldspar phenocrysts (<1 cm), 1 to 8% coarser-grained feldspar phenocrysts (1-4 cm) and trace to 8% quartz phenocrysts (<0.8 cm). Mineralization varies from trace to 2% pyrite, locally reaching 5%. Within the intrusive, metre-scale deformation and alteration (SI, SR) corridors are found and are generally anomalous in gold. These corridors are broadly conformable with the regional foliation (260°-080°). Among the best intervals obtained from channel sampling, those in trench 042 yielded grades of 1.37 g/t Au / 5.0 m, 1.11 g/t Au / 3.0 m, and 1.84 g/t Au / 2.0 m in three different deformation corridors.

The second lithological unit uncovered in 2010 is an intermediate intrusive with a high concentration of feldspar phenocrysts (70-95%), observed in the central part of LG3 Reservoir. It contains 15 to 50% euhedral and zoned feldspar phenocrysts from 1.0 to 10.0 cm long, in a matrix of 10 to 50% euhedral feldspar phenocrysts from 0.3 to 1.0 cm long, with 3 to 15% mm-scale groundmass composed of amphibole-biotite-feldspar±quartz. The intrusive unit is injected with decimetre-scale quartz veins and metre-scale dykes of silicified diorite altered to K-feldspar and epidote. Mineralization consists of pyrite and molybdenite, occurring as disseminations or in fine veinlets, occasionally in the intrusive or in the diorite dykes, but mostly observed in silicified zones and quartz veins. The veins also host chalcopyrite mineralization.

A number of mylonite bands several metres thick affect all units occurring in the LG3 Reservoir area.

Finally, some pegmatitic intrusions crosscut the basalt, the iron formation and the wacke. They vary from a few centimetres to more than 50 metres. They are composed of quartz and feldspar with lesser biotite and muscovite. Accessory minerals are tourmaline, garnet, amphibole and magnetite. Some feldspar phenocrysts are bigger than 50 cm and normally show myrmekitic textures with the quartz. Some pegmatites contain two micas, biotite and muscovite, while others have only one. It is the same for the accessory minerals, some pegmatites show all of them and others only one or two. The pegmatites are not present everywhere on the property. On the Orfée zone, the pegmatites are ubiquitous but on the Orfée East zone, only small ones were intersected. In drill holes, they show a massive texture and crosscut the foliation but in outcrop some of them are folded and the contacts are concordant to the foliation.

South of LG3 Reservoir, a fragmental "pyroxenite" or ultramylonite zone injected with numerous quartz veins yielded many gold-bearing samples with values reaching **36.67 g/t Au (Charlie showing)**. Most of the quartz veins are NE-trending. These tension veins formed as a result of sinistral movement. They are weakly mineralized (tr-1%) with pyrite, pyrrhotite, chalcopyrite, molybdenite (?), and visible gold in two locations (<1 mm). Following a stripping program, best results from channel samples include: **3.68 g/t Au / 5 m**, **3.59 g/t Au / 4 m**, **14.55 g/t Au / 1 m**, **3.54 g/t Au / 0.85 m** and **6.95 g/t Au / 1 m**.

7.3 Glacial Geology

The main ice flow trends SW over the area (Prest *et al.*, 1967), following an older ice flow phase to the NW (285°) (Paradis and Boisvert, 1995; Veillette, 1995). Local striations confirm that general pattern with orientation clustering around 250° for the younger ice movement and some occurrences at 280° and 270° for the older ice flow. The unconsolidated cover is mostly composed of till (Fulton, 1995) which is favourable for the application of indicator tracing techniques. However, three esker systems with lateral outwash material locally hampered till sampling, although that material appeared to be auriferous in the western part of the property (Charbonneau, 2009).

7.4 Mineralization

In the central and eastern parts of the property, four gold zones each representing a type of gold mineralization have been discovered since the start of exploration in 1998 but recent work conducted near LG3 Reservoir has uncovered a few other types of mineralization and geological settings.

The *first type* of gold mineralization is present on the **Orfée zone**. It is a deformed iron formation along the contact between the Guyer basalt (north) and a wacke unit (south). In the zone, visible gold appears near a metre-scale layer of massive, non-magnetic pyrrhotite with some pyrite, trace arsenopyrite and chalcopyrite. Orfée is 25 metres wide by 5 to 15 metres thick and has been tested vertically to 460 metres depth. In drill hole, the best intersection is 43.09 g/t Au over 11.65 m (uncut) (PLE02-020). In 2003, D'Amours estimated at **203,483 tonnes grading 14.5 g/t Au** the resource of this zone.

The sulphide phases are dominated by pyrrhotite with traces of pyrite, arsenopyrite and chalcopyrite. Generally, they are in subconcordant veinlets and disseminated coarse grains, associated with chlorite-amphibole-enriched zones. In many drill holes, a replacement sequence is clearly observed. Magnetite is replaced by grunerite, then grunerite by pyrrhotite. Locally, the grunerite is absent; pyrrhotite replaces magnetite. The microscope studies of thin sections reveal that the alteration minerals, by importance, are grunerite, ferromagnesian carbonates, chlorite, epidote, and quartz. The studies also reveal that the gold grains are intergranular and as inclusions in pyrrhotite and magnetite.

The *second type* of gold mineralization and alteration is present in the **Orfée East** gold zone. It is an iron formation very similar to that observed in the Orfée zone, with the exception that pyrite is more abundant and locally dominant. Both iron formations in the zone are always anomalous in gold and sometimes have subeconomic gold values. Currently, the centre of interest in the Orfée East area is a deformed zone which develops at the fold hinge of a basaltic unit. In this deformed zone, the grain size of the mineralization and matrix becomes centimetric. The deformed zone is moderately to highly altered in silica, carbonate, biotite and tourmaline. The sulphides observed are: pyrite (1-25%), pyrrhotite (5-25%), trace to 2% arsenopyrite and trace chalcopyrite. Sulphides are intersertal to silicates. They are disseminated or in mm-scale to cm-scale veinlets, concordant or not, demonstrating the remobilized nature of the mineralization. In drill holes that cut across the middle of the deformed zone ("paragneiss"), visible gold has been observed. The best intersection assayed 3.09 g/t Au over 26.0 metres at 334 metres depth; this intersection includes 30.11 g/t Au / 1.0 m, 2.54 g/t Au / 10.0 m, and 12.0 g/t Au / 1.0 m (PLE07-105).

The basalt in the hanging wall (north) of the mineralized and deformed zone is also weakly to strongly altered to silica, carbonates, biotite and tourmaline, and it is mineralized (1 to 5%) in pyrrhotite, pyrite and arsenopyrite for up to 50 metres. This altered basalt is generally anomalous in gold (100 to 1000 ppb Au) with locally subeconomic gold values (1.0 g/t to 5.0 g/t Au).

Gold zones observed at the **Guylaine**, **AIM** and **Sue** showings are representative of the *third type* of gold mineralization known on the property. These showings mainly consist of amphibolitized mafic lavas with minor sedimentary rocks and a few pegmatite dykes. Observed sulphides (tr-20%) include pyrite, pyrrhotite, and trace molybdenite, in disseminations and occasionally as mm-scale to cm-scale veinlets crosscutting the foliation. Types of alteration observed include variable amounts of epidotization, chloritization, silicification, biotite alteration, and hematite alteration. Best results include: 0.60 g/t Au / 10.0 m (TR-PL-08-001B), 0.36 g/t Au / 20.6 m (TR-PL-08-001D), 0.80 g/t Au / 11.0 m, incl. 3.16 g/t Au / 2.0 m (TR-PL-08-024), and 1.02 g/t Au / 4.0 m (TR-PL-08-011). Nearly all the samples collected in mafic lavas show anomalous to subeconomic gold grades.

The *fourth type* of gold mineralization occurs in the diorite sill, which is more than 3 km long. The diorite rarely outcrops and it was discovered based on the presence of erratic boulders that graded up to 18.26 g/t Au. A few thin sections were prepared from diorite samples to confirm lithological facies (Tremblay, 2009). The gold-bearing diorite contains 30% feldspar phenocrysts (PG>ML) (<0.6 mm) in a groundmass composed of 45% feldspar (PG-ML), 10% quartz, and 15% actinolite and biotite. Accessory minerals include: albite, apatite, epidote, chlorite, along with traces of carbonates, allanite, zircon, titanite and rutile.

Mineralization consists of 1 to 5% disseminated sulphides. Pyrite is the dominant sulphide phase although minor amounts of pyrrhotite, chalcopyrite and arsenopyrite are also present. Free gold was observed in a few polished thin sections. The diorite is weakly magnetic. A few traces of molybdenite and galena were described in quartz veinlets. We observed several types of alteration, either distinct from one another or overlapping (Si, HM, EP, CB, BO, CL and K-FP). Trenches exposed a multitude of auriferous zones with anomalous to subeconomic gold grades, among which 0.37 g/t Au / 14.0 m (TR-PL-08-003A), 0.34 g/t Au / 29.9 m and 1.05 g/t Au / 17.0 m (TR-PL-08-004), and 0.65 g/t Au / 10.8 m incl. 1.02 g/t Au / 6.5 m (TR-PL-08-12).

An occurrence of base metal mineralization uncovered in the fall of 2009 near the Trans-Taiga Road consists of a sericite schist a few metres wide, with pyrite, pyrrhotite, chalcopyrite and sphalerite mineralization. This schist developed in a deformation zone at the contact between an arenite unit several metres thick and a thin ultramafic or mafic unit. The best grab sample yielded 1.24% Zn, 3.68% Cu, and 29.4 g/t Ag (#170401).

Recent work near LG3 Reservoir led to the discovery of a few *new types* of mineralization and geological settings. In most of the new gold showings, disseminated pyrite (1-10%) is the dominant type of mineralization. In addition to the settings discussed above, gold showings were also uncovered at the contact between felsic intrusive units and mafic units (**EDY showing**), in metre-scale layers of sericite schist in a felsic intrusive, and in mylonite zones (**David showing**) several metres wide in contact with an intrusive unit.

The **EDY gold showing** occurs in a granitic intrusive in contact with mylonitic amphibolite. Discordant centimetre-scale veins with quartz-tourmaline±sericite and 10% pyrite mineralization are injected in the intrusive from the mylonitic zone. Visible gold is locally observed in these veins. Best results from channel samples include 32.82 g/t Au / 1.0 m, 20.98 g/t Au / 2.0 m, and 5.13 g/t Au / 3.0 m (TR-PL3-09-010).

The **David gold showing** and its immediate vicinity display two types of gold mineralization. The first occurs in metre-scale mylonitic zones with 1-5% pyrite mineralization. The mylonite zones mainly consist of diorite but also contain alternating metre-scale bands of sedimentary rocks and amphibolites. Silica, sericite, and amphibolite alteration patterns of variable intensity are observed. In addition, deformed centimetre-scale veins with quartz-amphibole-epidote-calcite±diopside and up to 10% pyrite-pyrrhotite mineralization are also present. Best results in channel samples are: 1.74 g/t Au / 5.8 m and 2.88 g/t Au / 1.0 m on the David showing (TR-PL3-09-007). The mylonite that hosts gold mineralization at the showing is in contact to the south with a quartz-phyric felsic intrusive (QFP) that graded 1.18 g/t Au / 4.9 m. This intrusive, uncovered in 2010, has now been traced over 1.75 km strike length along an east-west axis, by 90 to 200 metres in thickness. It is characterized by the presence of <40% feldspar phenocrysts (0.5-4 cm) and trace to 8% quartz phenocrysts (<0.6 mm) in a groundmass composed of feldspar-quartz-biotite±amphibole±chlorite. Many metre-scale, conformable deformation corridors are strongly silicified, sericitized, and mineralized with 1 to 10% pyrite. Many of the latter yielded gold anomalies and visible gold was observed in one corridor (PLE11-149). The best intersection obtained in trenches is: 1.37 g/t Au / 5.0 m (TR-PL3-10-042) and in drill holes: 0.39 g/t Au / 60.0 m , including 6.62 g/t Au / 1.0 m (PLE11-149), 1.83 g/t Au / 4.0 m (PLE11-153) and 3.04 g/t Au / 2.1 m (PLE11-156).

More than **40 molybdenum occurrences** were also uncovered in the LG3 area. They consist of molybdenite disseminations and veinlets hosted in an intermediate intrusive with a high concentration of feldspar phenocrysts (0.3 to 10.0 cm) and in metre-scale biotite schist units. These schists correspond to deformation zones that cut across an ultramafic unit.

In the summer of 2011, the new **Charlie gold showing** was discovered 3.6 km east of the David showing. Prospecting work in this area resulted in several samples with gold grades ranging from **1.33 to 36.67 g/t Au**. This showing is located on the David grid, at line 41+70E (St 9+70N) at the bottom of a long, km-scale topographic lineament trending N115°-N295°. The outcrop was stripped, thus exposing at least forty quartz veins (<50 cm) and veinlets in a fragmental "pyroxenite". Most of the veins trend NE, from N010° to N070° with an average dip at 67°. These tension veins formed as a result of sinistral movement. Most of the veins are weakly mineralized (tr-1%) with pyrite, pyrrhotite, chalcopyrite, molybdenite (?), and visible gold (<1 mm) was observed in two locations. Once the outcrop was stripped, best results from channel samples include: **3.68 g/t Au / 5 m**, **3.59 g/t Au / 4 m**, **14.55 g/t Au / 1 m**, **3.54 g/t Au / 0.85 m** and **6.95 g/t Au / 1 m**.

The "pyroxenite" is fine- to medium-grained, medium to dark green, and locally magnetic. It is largely composed of actinolite-tremolite, partly replaced by chlorite with minor carbonates and biotite. Sulphides generally occur in trace amounts. The foliation is well developed. The rock contains less than 10% rounded to angular clasts of diorite, tonalite and amphibolite, generally <20 cm in diameter.

In thin sections from selected samples (Huot, 2011), the matrix contains an abundance of very fine-grained minerals, for the most part amphibole (actinolitic hornblende) and magnesian chlorite with minor amounts of biotite, quartz, tremolite and disseminated opaque minerals. Small stretched clasts (other than diorite, tonalite, and amphibolite) correspond to zones dominated by fine-grained metamorphic quartz with serrated grain boundaries. They contain the same mineral phases as the matrix, albeit in lesser proportions. There is no trace of plagioclase or K-feldspar in thin sections.

Certain quartz-rich zones truly resemble clasts, whereas others form rather linear bands that could in fact correspond to boudinaged quartz veinlets. There is no clear indication that the protolith was indeed ultramafic in composition, since neither serpentine nor pyroxene has been preserved. However, it cannot be excluded that the rock may have a slightly pyroxenitic composition (primary or due to alteration) given the abundance of metamorphic amphibole and magnesian chlorite.

Based solely on thin section observations, a deformation zone (ultramylonite) is inferred, which led to significant crushing of primary and metamorphic minerals, as well as dismemberment of early quartz veins, most of them being reduced to clasts.

In the spring of 2012, a drilling campaign was completed in the area between the SLTV and Charlie showings. Six holes were drilled to assess the gold-bearing structure containing the two showings. Three of the holes were drilled directly below the Charlie showing but did not intersect any of the numerous quartz veins observed at surface in outcrop. The best value obtained from the program was **2.95 g/t Au / 1 m**. Gold in this sample occurs in a strongly chloritized and carbonatized fracture parallel to core axis, containing less than 1% pyrite. At the SLTV showing, a 1.65-metre quartz vein devoid of sulphides was observed in the drill core. It may represent the depth extension of the SLTV showing. The hanging wall of this vein graded **0.69 g/t Au / 1 m**. Upon examining the core, several millimetre-scale quartz-carbonate veinlets with traces of pyrite were noted in the vein wall.

In the summer of 2012, prospecting for quartz veins yielded many gold-bearing samples from the central part of the Poste Lemoyne Extension project. Several new showings were revealed along some of the structures identified on the magnetic map. These showings are weakly mineralized in sulphides (<5%).

The **Joanie showing** is cut by numerous quartz tension veins and shear veins hosted by highly fractured amphibolite. Twelve grab samples yielded grades ranging from **1.54 g/t Au** (351343) to **172.03 g/t Au** (351345).

The **Ross** showing is a quartz vein in banded tonalite, locally grading **93.74 g/t Au** (351814).

The presence of several angular boulders of gold-bearing quartz at the same locality (up to **4.96 g/t Au**; 351984) led to the discovery of their nearby source, the **Galexis** showing. Samples from the quartz vein of the showing graded **0.82 g/t Au / 0.85 m** (355183) and **1.14 g/t Au / 1.8 m** (355180 and 355181).

Other minor showings located near the contact between the Laguiche sediments and the mafic lavas yielded the following results: **18.17 g/t Au** (230541) and **1.44 g/t Au** (351243).

ITEM 8 DEPOSIT TYPES

The Poste Lemoyne Extension project was initiated to find an iron formation-hosted gold deposit. In this type of deposit, orebodies are often associated with a structural trap or influenced by the deformation. Some of the best known examples are Lupin (9 million tonnes at 10.75 g/t Au) in the NWT and Homestake Mine (147.7 million tonnes at 8.17 g/t Au), South Dakota, United States. The Orfée and Orfée East gold zones show all the characteristics of this type of deposit.

Recent work, in the eastern part (2008) and the northwestern part (2009-2010) of the property, highlights a potential to find magmatic gold porphyry (eastern part) or a metamorphic fluid/replacement-type Au (Cu-Ag) mineralization, where mineralized zones may be spatially and genetically related to an intrusive body or structural features. The LG3 area also shows some potential for finding a magmatic molybdenum porphyry system.

ITEM 9 EXPLORATION

In 2012, two phases of work were completed on the project. During the first phase, the objective was to continue exploration around the Charlie Showing and to check a few gold and molybdenum anomalies in other areas across the property. Following the discovery of new gold showings, a second phase was planned to investigate and to continue exploration along these new showings.

We planned most of our geological reconnaissance traverses using a new structural compilation map (Figure 4) interpreted by Vital Pearson (Virginia geologist). The structural lineaments are based the results of a recent heliborne magnetic survey (St-Hilaire, 2011). They represent faults (yellow) and magnetic breaks (black) or continuous lithological units (black). This map afforded us a certain degree of success in discovering new gold showings, some characterized by visible gold in quartz veins exposed on outcrops.

Figure 4: Geological map with interpreted structural lineaments based on the recent PLEX project heliborne magnetic survey.

9.1 Phase 1

Fieldwork carried out from June 8 to July 3, 2012 consisted in mapping, prospecting and till sampling. A total of **1364** samples were collected from outcrops (1257) and boulders (107); 15 channel samples were collected on outcrops, and 10 samples of till were also collected.

Fieldwork was carried out by Services Techniques Géonordic inc. under the supervision of Robert Oswald (senior project geologist) and David Vachon (project geologist). Here is the list of persons who worked on the project: Claire Legouix (junior engineer geologist), Pierre-Étienne Mercier (geologist-in-training), Stéphane St-Louis (geology student), Edward Georgekish (technician, native from Wemindji), Paul Sawyer (senior technician), Gérald Harrisson Jr. (technician), Stéphane Harrisson (technician), Jonathan Lavoie (junior engineer geologist), Robert Tardif and Alexis Ramsay-Houle (cooks), Joanie Côté (geology student), Gabrielle Rochefort (geology student), Audrey-Ann Fournier (geology student), Dominic Huot (geology student), Mathieu Rossignol (geology student), Marie-Eve Tremblay, Rémi Charbonneau (geologist, from Inlandsis),

Jonathan Morin-Émond (leader of till sampling crew), Alexandre Julien (student) and Moloud Boukert (student).

We used an ASTAR 350 BA+ (C-FMBG) helicopter provided by Héli-Inter at the start of the project for a period of 25 days.

9.2 Phase 2

Fieldwork carried out during Phase 2 (September 8 to October 7, 2012) consisted of a follow-up (14 days) on best results obtained in the summer of 2012. The PLEX camp was also used for the La Grande Est and La Grande Sud projects during this period.

We collected **481** samples from outcrops (448) and boulders (33).

Fieldwork was carried out by Services Techniques Géonordic inc. under the supervision of Robert Oswald (senior project geologist) and David Vachon (project geologist). Here is the list of persons who worked on the project: Claire Legouix (junior engineer geologist), Pierre-Étienne Mercier (geologist-in-training), Edward Georgekish (technician, native from Wemindji), Paul Sawyer (senior technician), Gérald Harrisson Jr. (technician), Jonathan Lavoie (junior engineer geologist), Robert Tardif (cook), and Francine Chouinard (cook – Cuisine V.B.).

We used an ASTAR 350 BA+ (C-FMBG) helicopter from Héli-Inter for 10 days. Once the helicopter departed, all movements took place by truck and ATV.

9.3 Geological Reconnaissance

This year, our geological reconnaissance work covered a large area south of LG3 reservoir (see Map 1). The summary below discusses the different localities investigated during the two phases of the program. Table 2 compiles the best gold results (**>0.5 g/t Au**) from outcrop, boulder, and channel samples. Multispectral analyses (scan-31) were also requested for samples containing chalcopyrite, molybdenite or galena, or for which oxidation was so intense it rendered mineral identification impossible. Table 3 is a compilation of all samples with base metal assays of **>1000 ppm** (Cu, Mo, Pb and Zn).

Each team consisted of 2 to 3 workers and 1 technician in charge of the Beep-Mat® (prospecting mat). The Beep-Mat located several moss-covered conductors. Sampling of these conductors yielded several minor base metal showings. The outcrop descriptions in appendix include the electromagnetic characteristics of the conductors (conductivity and magnetism) as displayed by the Beep-Mat.

Table 2: Anomalous gold samples from the 2012 Phase 1 & 2 geological reconnaissance program.

Outcrop or block	Sample	Au g/t	Type	Litho.	Commentary	Alt.	Min.	Utm Nad 27, zone 18	
								East	North
PLE2012PEM-086	230541	18.17	grab	V3B	QZ VN with rusty V3B	Si+ CC+	PY(5)	478455	5925678
PLE2012DV-067	230647	52.27	grab	V3B	QZ VN: 4cmx3m	Si+ CL+	PY(1) VG(1) CA(0.5)	472548	5929853
PLE2012JOL-065-BL	249451	1.47	grab	V3B	Boulder QZ VN	FK+ CL+	PY(2) CP(1) MC(2) GL(1)	477822	5926334
PLE2012JOL-065-BL	249453	2.47	grab	V3B	Boulder QZ VN	FK+ CL+	PY(2) CP(1) MC(2) GL(1)	477824	5926334
PLE2012CL-191	249613	76.29	grab	V3B	QZ VN: 20cx1.1m	Si+ CC+	VG(0.5)	472543	5929843
PLE2012JOL-105	253662	4.63	grab	V3B	QZ VN	Si+ CC+	CP(1)	472533	5929859
PLE2012DV-029	351243	1.44	grab	S3(M4)	S3(M4) with 10% I1G	Si+	PY(5)AS(2)	476039	5926609
PLE2012JC-044	351336	7.80	grab	I2J	QZ VN with sulfides	Si+	PY(0.25)CP(0.25)	472722	5929677
PLE2012JC-049	351339	5.92	grab	V3B	QZ VN	EP+ Si+	PY(2)	472531	5929860
PLE2012JC-049	351340	1.71	grab	V3B	QZ VN	EP+ Si+	PY(2)	472534	5929860
PLE2012JC-050	351343	1.54	grab	V3B	QZ VN	Si+ CC+	PY(2)CP(1)	472540	5929848
PLE2012JC-051	351345	172.03	grab	V3B	V3B with QZ VN	Si+ CC+	PY(2)PO(1)CP(1)	472549	5929854
PLE2012JC-052	351347	2.67	grab	V3B	Rusty QZ VN	Si+ CC+	PY(2)	472555	5929848
PLE2012JOL-015	351477	1.44	grab	V3B		Si+ CC+	PY(5)PO(4)	473289	5931070
PLE2012SST-079	351705	4.66	grab	V3	QZ-FP-AM-CC VN & S.Z.	Si+	PY(1)	472547	5929837
PLE2012MR-103	351814	93.74	grab	I2J	QZ-TL-SR VN	TL+SR+	CP(5)MO(1)	469687	5931912
PLE2012MR-124	351839	0.55	grab	I1D, S9D	I1D and S9D		PY PO GL	473014	5929301
PLE2012MR-128	351844	0.51	grab	I1D			PY(4)	473301	5929408
PLE2012GR-114-BL	351983	4.41	grab	VNQZ	Ang boulder QZVN/M16	CC+	CP(8)GL(7)BN(1)PY(1)	477819	5926334
PLE2012GR-114-BL	351984	4.96	grab	VNQZ	Ang boulder QZVN/M16	CC+	CP(8)GL(7)BN(1)PY(1)	477819	5926334
PLE2012GR-114-BL	351985	0.55	grab	VNQZ	Ang boulder QZVN/M16	CC+	CP(8)GL(7)BN(1)PY(1)	477819	5926334
PLE2012PEM-016	354519	1.92	grab	I3A	Gabbro with QZ VN	Si+	PO(1)PY(1)	472854	5930326
PLE2012PEM-024	354529	0.96	grab	V3B	Shear zone	Si+ CC+	PY(1)PO(1)	473829	5930331
PLE2012MET-055	354696	0.55	grab	V3B	Stockwerk of CL-QZ-CC	Si+ CL+	PY(5)	475551	5928851
PLE2012GR-051	354810	47.04	grab	I2J	30% QZ VN	CL+ Si+	PO(3)	475208	5929671
PLE2012MET-064	354960	0.51	grab	V3B	15% QZ VN and V3B	Si+	PY(0.1)	473382	5931270
PLE2012MET-081	354981	0.62	grab	V3B	QZ VN & V3B with SF	Si+	PY(10)	473438	5931391
PLE2012DV-088	355180	1.06	chan	V3B	1m: QZ VN + V3B	Si+ CC+ EP+	PY(3) CP(3) MC(1) MG(0.1)	477821	5926328
PLE2012DV-088	355181	1.23	chan	V3B	80cm: QZ VN	Si+ CC+ EP+	PY(3) CP(3) MC(1) MG(0.1)	477821	5926329
PLE2012DV-089	355183	0.82	chan	V3B	85cm: VN QZ	Si+ CC+ EP+	PY(1) CP(3) MC(1) GL(0.1)	477817	5926329
PLE2012PEM-090	355201	1.95	grab	V3B	SZ: QZ VN + V3B	Si+	PY(1) PO(0.5)	472549	5929841
PLE2012PEM-091	355204	4.29	grab	V3B	SZ: QZ VN 1-5cmx6m	Si+	PY(0.5)	472547	5929846
PLE2012JOL-139	355364	1.51	grab	V3B	QZ-CC VN	CC+ CL+	PY(1)	473379	5931265
PLE2012JOL-140	355367	0.69	grab	V3B	QZ VN	CL+	PY(8) CP(2)	473438	5931391

Table 3: Anomalous base metal samples from the 2012 Phase 1 & 2 geological reconnaissance program.

Outcrop or block	Sample	Ag ppm	Cu ppm	Mo ppm	Pb ppm	Zn ppm	Litho.	Commentary	Alt.	Min.	UtmNad27, zone 18	
											East	North
PLE2012CL-178	230598	<0.2	9	1040	3	31	S3(M4)	QZ VN	Si+	MO(2)	477623	5925442
PLE2012JOL-088	249485	0.3	1170	7	<2	5	V3B	Rusty zone		PY(6) PO(2)	480504	5927759
PLE2012JOL-089	249488	0.3	112	13	2	1010	S9			PY(2)	480508	5927773
PLE2012JOL-107	253665	1.3	1450	<2	2	40	V3B	QZ VN and V3B rusty	Si+ CC+	CP(2) MC(2) PY(2)	472654	5929808
PLE12DV-001	351201	2.0	989	10	439	1450	I2J PO FP		CC++	PY(2) CPtr	465155	5929062
PLE12DV-002	351202	1.1	22	1820	72	168	I2J PO FP	shear zone?	BO+	MO(5) PY(2) CPtr	465152	5928682
PLE12DV-008	351210	4.8	1410	1980	146	60	I2J PO FP	QZ VN 40cm, channel 40cm		PY(2) CP(3) MO(7)	465303	5929069
PLE12DV-012	351219	0.1	53	1560	7	12	I2J PO FP	QZ VN <1m, channel 80cm		PY(2) MO(2)	465160	5929069
PLE12DV-013	351221	4.0	87	1770	140	45	I2J PO FP	QZ VN, shear z., channel 70cm	BO++	PY(5) MO(8)	464968	5928651
PLE12DV-031	351248	0.3	1430	7	<2	45	M16(V3B)	QZ VN	Si+	PY(10) CP(3)	476118	5926940
PLE2012RO-021	351271	0.6	1240	<2	2	46	V3B	Conductor	EP+	PY(1) PO(1) CP(0.5)	478120	5931862
PLE12RO-043	351297	1.4	160	3020	10	10	M8 BO	M8 BO from I2J PO FP	FK-EP-BO	PY(1) MO(1)	461178	5927262
PLE12RO-044	351298	3.4	692	1510	280	8	I4A-I2	contact, alt zone 25cm	FK-EP-CC	MO(<1)	461131	5927271
PLE12RO-045	351299	0.2	47	1190	3	22	I4A-I2J POFP	contact, alt zone 25cm	BO+	MO(<1) PY(<1)	461035	5927249
PLE12RO-046	351300	0.8	150	1220	39	5	I4A	rusty zone		MO(1) PYtr	460872	5927232
PLE2012JC-055	351350	1.4	1560	<2	<2	27	I2J	Rusty QZ VN	Si+		472802	5929751
PLE12MR-060	351430	4.1	2550	6	11	33	M16(V3B)	I3A or I4A	CC	CP(8)	460170	5927100
PLE12JOL-032	351500	0.1	32	5780	9	46	I1	QZ VN		MO(2)	457588	5926005
PLE2012DH-077	351684	2.3	11	5990	42	17	I1D	QZ VN	Si+ CL+ EP+	PY(2) MO(1)	469805	5931912
PLE2012SST-094	351723	0.1	1160	<2	2	66	V3B		Si+	PY(0.5) CP(1)	473488	5929458
PLE2012GR-102	351969	2.0	263	6	148	1850	V1-V2	QZ VN	Si+	CP(1) PY(1) PO(1)	475416	5928770
PLE2012GR-102	351970	2.2	341	5	107	1320	V1-V2	QZ VN	Si+	CP(1) PY(1) PO(1)	475416	5928770
PLE12GR-114BL	351983	18.5	5430	3	1640	11	I1N-I4	ang boulder, QZ VN	CC	CP(8)GL(7)BN(1)PY(1)	477819	5926334
PLE12GR-114BL	351984	27.1	5080	<2	3920	11	I1N-I5	ang boulder, QZ VN		CP(8)GL(7)BN(1)PY(1)	477819	5926334
PLE12GR-114BL	351985	3.2	1040	<2	334	11	I1N-I6	ang boulder , QZ VN		CP(8)GL(7)BN(1)PY(1)	477819	5926334
PLE12DH-001	354352	0.9	1060	44	16	16	V2?		CC	PY CP	473235	5929279
PLE12DH-018	354380	4.7	140	5	4090	4330	?			?	473748	5929989
PLE2012PEM-021	354525	4.2	1550	<2	7	56	V3B	QZ VN walls	Si+ CC+	PY(2) PO(1) CP(1)	473372	5930201
PLE12PEM-043	354547	0.7	4540	<2	2	17	V3B	V3B breccia		PY(5) PO(2) CP(2)	476183	5928960
PLE12CL-122	354897	1.2	1420	<2	3	63	I4A		EP+	PY or CP	463753	5928274
PLE12MET-063	354958	4.3	2390	2	<2	14	V3B	QZ VN		PY(10)	473385	5931318
PLE12MET-072	354970	0.8	1070	<2	<2	12	V3B	40% QZ VN		PY(10)	473228	5931070
PLE2012JOL-139	355364	3.8	50	<2	147	2910	V3B	QZ VN	CC+ CL+	PY(1)	473379	5931265

Col 1	Col 2	Col 3	Col 4	Col 5	Col 6	Col 7	Col 8	Col 9	Col 10	Col 11	Col 12	Col 13	Col 14
PLE2012JOL-139	355366	3.7	30	<2	221	1100	V3B	QZ VN	CC+ CL+	PY(1)	473381	5931265
PLE2012JOL-140	355367	9.4	5410	6	64	95	V3B	QZ VN and V3B	CL+	PY(8) CP(2)	473438	5931391

The following is a summary of the results (from west to east) in an area of the project known for some years to host numerous occurrences of anomalous molybdenum mineralization on islands in LG3 reservoir (Figure 5).


2012 sample
2012 best result
Previous outcrop, boulder
Previous till sample
Total of gold grains
2012 drill hole
Previous drill hole
N
EDY Showing

Figure 5. Compilation map showing the best base metal samples collected from the island area in the southern part of LG3 reservoir in 2012.

At the beginning of the summer season, we took advantage of the lower water level in LG3 reservoir to map the shores and interiors of the islands over a period of several days. We also mapped many outcrops that could potentially improve our understanding of the area. During the sampling program, about ten channels were cut on the best known molybdenum occurrences. In the table of results (Table 3), it can be seen that the best channels samples yielded **1560 ppm Mo / 0.8 m** (351219) **to 1980 ppm Mo / 0.4 m** (351210), some accompanied by minor amounts of copper (**1410 ppm Cu,** 351210). These samples were from quartz veins of generally limited extent. The observed lithologies were mainly plagioclase orthocumulate of dioritic composition, a hornblendite with hornblende phenocrysts, and a tonalite. Mineralization was found in shear zones, with or without quartz veins, in zones of alteration. Sulphide phases are molybdenite (<7%), chalcopyrite (8%) and pyrite (<5%), all present as disseminations. Grab samples returned **1190 ppm Mo** (351299) **to 5780 ppm Mo** (351500), locally with **1450 ppm Zn** (351201). Despite the favourable lithology and anomalous molybdenite results, the density of the mineralized zones is low and erratic. This winter, two holes were drilled to obtain information on this flooded part of the reservoir. Results were disappointing (see Section 10. Drilling). We do not recommend any additional work.

The Joanie area (Figure 6) is located southwest of the Charlie showing, 290 m away on the opposite shore of a long narrow bay. The Joanie showing was discovered this past summer while carrying out mapping work aimed at gaining a better understanding of the structure shown, in the summer of 2011, to be associated with the Charlie showing.



N
SLTV Showing
Joanie Showing
Charlie Showing
2012 sample
2012 best result
Previous outcrop, boulder
Previous till sample
Total of gold grains
2012 drill hole
Previous drill hole
Meters - NAD27-Z18

Figure 6. Compilation map showing the best gold-bearing samples collected in 2012 in the Joanie area south of the Charlie showing.

We extended the mapped area several kilometres to the east, to an unnamed lake (UTM NAD 27: 476 020E, 5 929 530N). A brief structural study was carried out by Pierre-Étienne Mercier on the Charlie showing and on the new quartz veins sampled this past fall (Mercier, 2012). The new geological data located some of the contacts between the diorite and the mafic lavas.

The majority of the gold-bearing quartz veins of the Joanie showing are hosted in amphibolitized mafic lava along the edge of the bay. The outcrop area measures 20 x 30 m and is cut by numerous quartz tension veins and shear veins. We distinguished about twenty different veins. Gold contents are highly variable due to the presence of visible gold. Table 2 lists twelve (12) samples that graded between **1.54 g/t Au** (351343) and **172.03 g/t Au** (351345). Beyond the outcrop, most grab samples did not yield significant gold results.

The sulphide content of quartz veins on the Joanie showing is <4%, comprising pyrite, chalcopyrite and locally disseminated pyrrhotite. Traces of coarse gold are present in these samples. The veins are generally less than 3 m long by less than 30 cm wide. Based on our current understanding of the area, it would be a good idea to dig several trenches to the south of this outcrop and around it to uncover any additional gold-bearing structures that may be present. Unfortunately, the Joanie showing outcrop, which is right at the water's edge, is within the water storage zone and is therefore illegal to open up using a backhoe.

A few notable samples were obtained from an area east of the Joanie showing. Quartz vein samples graded **7.8 g/t Au** (351336) and **47.04 g/t Au** (354810) but the veins are of limited extent. Also, to the southeast, two gold-bearing samples from a tonalite and an iron formation returned **0.51 g/t Au** (351844) and **0.55 g/t Au** (351839); however, the potential for extensions to these occurrences appears limited.

Exploration was particularly intense in the area underlain by tonalite starting at the north end of the Charlie showing and extending to the northern and eastern limits of the claims (Figure 7). Unfortunately, many of the numerous magnetic lineaments could not be explained due to relatively thick overburden. Several samples from this unit are weakly mineralized with sulphides (<3%).

In this tonalite, only one sample returned a highly anomalous gold grade of **93.74 g/t Au** (351814). The Ross showing consists of a quartz vein partially buried beneath overburden on the shore of LG3 reservoir. It is visible over a length of at least 5 m. Two other samples were collected from this vein, neither yielding significant results (<65 ppb Au). This area was mapped and prospected several times and we now have about forty samples from quartz veins and from banded to gneissic tonalite. Although it would be interesting to strip and follow this vein, it is not legally possible to do so as it lies within the water storage zone of LG3 reservoir. While it is allowable to dig a trench within the boundary of the forested zone, this work has low priority given the limited width of the vein (<20 cm) and its erratic gold content. In terms of base metal results, a quartz vein with 1% molybdenite and 2% pyrite from the same area yielded **5990 ppm Mo** (351684). To date, our anomalous metal values in this tonalite are principally from quartz veins.

Less than 400 m north of the Charlie showing, five (5) new gold showings were found in mafic lavas and a gabbro (354529). These showings grade between **0.51 g/t Au** (354960) and **1.92 g/t** Au (354519). Most of these showings display quartz veins with less than

10% combined sulphides (PY, PO and CP). They were all visited this fall and their potential appears restricted to the discovery outcrop.

Figure 7. Compilation map showing the best gold and base metal results for the tonalite area south of LG3 reservoir.

The base metal potential of this area remains limited to quartz veins in mafic lavas. The maximum copper result is **5410 ppm Cu** (355367) and that of zinc is **4330 ppm Zn** (354380). The latter sample (354380) also contained **4090 ppm Pb**. We cannot provide a description of this sample because it was in a sample book that was accidentally lost. The quartz veins contain less than 10% combined sulphides (PY, PO and CP) and vein walls often do not display any mineralization at all.

Outcrop RO-021 was discovered when the Beep-Mat® detected a conductor. Once cleared, the exposed mafic lava rock was channel sampled (354720 to 354724). The mafic lava is strongly altered (EP+ and Si+) and mineralized in sulphides (PY, PO and CP). The assay results, however, were disappointing for both gold (**<51 ppb Au**) and copper (maximum value of **1240 ppm Cu**; 351271).

The area underlain by a large fold (the Jug area) is located south of the Charlie showing and extends southward to the Trans-Taiga Road (Figure 8).


N
Galexis Showing

Figure 8. Compilation map showing the best gold and base metal results for the area underlain by a large fold (the Jug area).

The presence of several angular boulders of gold-bearing quartz (**up to 4.96 g/t Au**; 351984) at the same locality led to the discovery of their source – the Galexis showing – only a few metres away. The quartz vein was manually stripped and then channel sampled in two places to determine its gold content. At its widest part, the quartz vein yielded **0.82 g/t Au / 0.85 m** (355183) and **1.14 g/t Au / 1.8 m** (355180 and 355181). Boulder samples contained up to **5430 ppm Cu** (351983) and up to **3920 ppm Pb** (351984). Observed sulphide phases are pyrite (<3%), chalcopyrite (<5%) and galena (<3%). The maximum width of the quartz vein is 1.8 m; its length is unknown. It will be a fairly simple task to strip the showing using a small backhoe due to its close proximity (500 m) to the Trans-Taiga Road.

A second gold showing was found just north of the contact between the Laguiche sediments and the mafic lavas. It graded **18.17 g/t Au** (230541). The sample was collected from a quartz vein with 5% pyrite and from the vein walls. The result has not been followed up. It will be a priority on the list of outcrops to investigate in the summer of 2013.

A third gold showing was found in Laguiche sediments, at the south end of a small foot-shaped lake (UTM NAD 27: 476 090E, 5 929 100N) near the contact with mafic lavas. A sample grading **1.44 g/t Au** (351243) displays pyrite (5%) and arsenopyrite mineralization (2%). One day was dedicated to assessing the potential of the area through mapping, prospecting and channel sampling (less than 10 m). The assays did not yield significant gold results (**<175 ppb Au**, 351242). Arsenic reached a maximum value of **2330 ppm As** (351243). Small amounts of arsenopyrite (<0.5%) were noted in several samples.

In the northern part of the area, a last gold-bearing sample graded **0.55 g/t Au** (354696) with 5% pyrite. The rock is a mafic lava displaying a small fracture network filled with chlorite, quartz and carbonate.

In terms of base metal mineralization without any gold association, such showings have been observed at the regional scale (Table 3) in several types of lithologies, from paragneisses to intermediate lavas. Several samples are from quartz veins, breccia zones or rusty zones. Values for copper are up to **4540 ppm Cu** (354547), molybdenum up to **1040 ppm Mo** (230598) and zinc up to **1850 ppm Zn** (351969). Observed sulphide phases are pyrite, chalcopyrite, pyrrhotite and molybdenite in variable amounts (1-10%). Sampling in the area did not reveal any particular zone of interest for follow-up work. Nevertheless, we recommend that mapping and prospecting continue.

We also conducted some investigations beyond the predefined target areas of our exploration program. A team of two people explored just north of the Orfée and Orfée East showings to search for any outcrops not in our database. An entire day was dedicated to this work but no new outcrops were found in the area.

The last area investigated is underlain by a small band (Figure 9) of felsic tuff bordered by bands of ultramafic rocks. The western end of this band is cut by a NW-trending fault. A team of four people performed reconnaissance work for two days. The nature of the so-called felsic tuff is in question considering the sample descriptions that describe fine-grained tonalite or sometimes gabbro. This area was subjected to a high degree of strain. We do not consider this band of rocks to be a priority at this time, and none of the samples yielded significant gold values (**<14 ppb Au**, 354821).


2012 sample
Previous outcrop, boulder
Total of gold grains
2012 drill hole
Previous drill hole
N

Figure 9. Felsic band investigated to the east of the PLEX camp.

9.4 Till Sampling Program

A glacial sediment sampling survey (10 till samples) was carried out by Services Techniques Géonordic inc. of Rouyn-Noranda and Inlandsis Consultants of Montréal (Figure 10).


2012 till sample
Total of gold grains
Previous till sample
Total of gold grains
N

Figure 10. Map showing the location of the new 2012 till survey.

Only one line of till sampling was carried out this year; the samples extended a previous line of till samples to the northwest. The objective was to test the gold potential of the contact between the tonalite and mafic lavas. This area is difficult to access by helicopter and overburden is ubiquitous. Mapping was also difficult due to the many fallen trees. Mounds of moss are present around the lake in the eastern part.

The till results are not very significant. The sample with the most gold contained 5 reshaped grains (PL12-003). Most of the till samples had only 1 gold grain or none at all. The heavy mineral concentrate analyses yielded values ranging from **8 ppb Au** (PL12-001) to **53 ppb Au** (PL12-002). At the present time, we cannot clearly determine the gold potential of this area based on the till and mapping results.

ITEM 10 DRILLING

We completed eight (8) new drill holes for a total of **1,155 m** on the Poste Lemoyne Extension property in the spring of 2012: four (4) holes to test the Charlie showing and its extensions, one (1) south of the Charlie showing, one (1) on the SLTV showing and two (2) on molybdenum showings in the western part of LG3 reservoir, (see Table 4 for general information). All drill logs, sections and maps pertaining to the new drilling campaign are provided in appendix.

The drilling campaign began on May 4 and ended on May 24, 2012. Drilling was carried out by Orbit Garant Drilling using a helicopter-portable hydraulic drill rig. All personnel movements and transportation of the various parts of the drill rig in the field were assured by Whapchiwem Helicopters Ltd, using an AS350 B2 helicopter (C-GLNK).

Members of the Geonordic field crew working on this project were: Robert Oswald (project geologist), Paul Sawyer (senior technician), Junior Harrisson (technician), Stéphane Harrisson (technician), Edward Georgekish (Native technician), Robert Tardif (cook) and Alexis Ramsay-Houle (temporary cook).

A total of **1,132 samples** were collected during the **1,155-metre** drilling campaign. All holes were continuously sampled and systematically analyzed for gold. Molybdenum was requested (scan-31) in cases where molybdenite was observed. Nine (9) selected samples from holes PLE12-167 and 168 were analyzed for major elements and a multi-element suite (scan-31).

Table 4 summarizes the holes drilled in the spring of 2012. Table 5 presents the best drill intersections. Table 6 provides brief descriptions from drill logs for the best gold or molybdenum-rhenium intersections.

Table 4: General information, 2012 drilling campaign, Poste Lemoyne Extension property.

Proposal	Hole ID	UtmE	UtmN	Azimuth	Dip	Length m	Target
DDH-1	PLE12-161	472 839	5 929 960	297	-50	102	Charlie Showing
DDH-2	PLE12-162	742 838	5 929 960	298	-70	141	Charlie Showing
DDH-19	PLE12-163	472 791	5 929 941	357	-50	150	Charlie Showing
DDH-3	PLE12-164	472 726	5 929 970	358	-49	150	Charlie Showing structure
DDH-6	PLE12-165	472 629	5 929 964	180	-50	174	Bay south of Charlie Showing
DDH-7	PLE12-166	472 545	5 930 185	239	-50	150	SLTV Showing
DDH-25	PLE12-167	464 967	5 928 699	182	-50	138	Mo showings
DDH-26	PLE12-168	460 174	5 927 196	158	-50	150	Mo showings
					Total	**1155**	

Position: UTM Nad27.

Table 5: Significant gold and molybdenum-rhenium intervals, 2012 drilling campaign, Poste Lemoyne Extension property.

Hole ID	From (m)	To (m)	Au or Mo -Re	Over (m)	Lithology	Commentary	Mineralization
PLE12-163	101.0	102.0	**2.95 g/t Au**	**1.0**	Pyroxenite	fracture: CL++ CC+	1% PY
PLE12-166	59.0	60.0	0.69 g/t Au	1.0	Pyroxenite	mm veinlets QZ-CC	PY traces
PLE12-167	60.7	61.1	2160ppm Mo - 0.303ppm Re	0.4	PG orthocumulat	QZ VN	3% MO

Table 6: Summary of lithological units, gold and molybdenum-rhenium intersections, 2012 drilling campaign, Poste Lemoyne Extension property.

Quicklog PLEX 2012			
PLE12-161 (DDH-01) (102m) (N297° / -50°, 472839E - 5929960N)			
From (m)	**To (m)**	**Lithology**	**Results**
0.00	**9.00**	Casing	
9.00	**102.00**	**Pyroxenite (I4B): FG, CS, CL++ and BO+**	
18.70	**18.75**	1% PY DI / 5cm	
25.65	**27.70**	QZ VN with CL+, CS and 0.5% PY	
65.20	**65.50**	1% PY & CP in a fracture CL++	
91.60	**91.65**	3% PY, small heap of 2x3cm PY DI	
102.00		Hole started May 9 and finished May 10 2012.	**No significant value**
PLE12-162 (DDH-02) (141m) (N298° / -70°, 472838E - 5929960N)			
0.00	**6.00**	Casing	
6.00	**141.00**	**I4B, FG, CS, CL++ and BO+**	
22.00	**23.50**	2% CC VN	
141.00		Hole started May 10 and finished May 11 2012.	**No significant value**
PLE12-163 (DDH-19) (150m) (N357° / -50°, 472791E - 5929941N)			
0.00	**1.50**	Casing	
1.50	**79.70**	**I4B, FG, CS, CL++ and BO+**	
79.70	**150.00**	**I4B, CL+, BO+, medium grains**	**2.95 g/t Au / 1m (101-102m)**
150.00		Hole started May 11 and finished May 12 2012.	
PLE12-164 (DDH-3) (150m) (N358° / -49°, 472726E - 5929970N)			
0.00	**3.50**	Casing	
3.50	**76.85**	**I4B, FG, CS, CL+, BO+ and fine grains**	
76.85	**144.00**	**I4B, FG, CL++, BO+ and medium grains**	
86.65	**94.00**	**20% QZ VN PY<1%, 1 to 18cm thickness**	
94.00	**123.00**	**6% QZ VN PY traces, 1 to 20cm thickness**	
125.25	**127.00**	**QZ CL VN with 0.5%PY et CP traces**	
144.00	**150.00**	**I4B CL++**	
150.00		Hole started May 13 and finished May 14 2012.	**No significant value**

PLE12-165 (DDH-6) (174m) (N180° / -50°, 472629E - 5929964N)			
0.00	3.00	Casing	
3.00	90.00	I4B, FR, CL++ and BO+	
90.00	103.70	I4B, CL++ and BO+	
103.70	106.40	I4, TC, CL, MG and steatite	
106.40	119.75	V3B-I3A, CL+	
119.75	122.50	I3-I4 (mafic to ultramafic)	
122.50	156.85	Gabbro (I3A)	
156.85	174.00	Mafic lava (V3B) with pillows, 1-2% PY PO	
174.00		Hole started May 15 and finished May 16 2012.	No significant value
PLE12-166 (DDH-7) (150m) (N239° / -50°, 472545E - 5930185N)			
0.00	1.50	Casing	
1.50	47.75	V3B, ±I3A	
47.75	100.20	I4B, AC++ and CL+	
60.15	61.80	QZ VN (SLTV showing?)	0.69 g/t Au / 1m (59-60m)
100.20	113.70	I4B, CL+, BO+, fine grains	
113.70	120.00	I4B, PG and CL+	
120.00	150.00	I4B, FG, CS, CL+ and BO	
150.00		Hole started May 18 and finished May 19 2012.	
PLE12-167 (DDH-25) (138m) (N182° / -50°, 464967E - 5928699N)			
0.00	3.00	Casing	
3.00	138.00	PG orthocumulate with AM, CL++ and BO++ matrix	
60.70	61.10	QZ VN PY tr and 3% Mo	2160ppm Mo - 0.303ppm Re
63.40	75.40	5QZ VN (1 to 5cm) Mo tr-1%	/ 0.4m (60.7-61.1m)
109.25	110.45	PG mesocumulate with AM-CL-BO matrix	
125.00	126.00	PG mesocumulate with AM-CL-BO matrix	
130.10	130.60	Protomylonite (orthocumulate)	
138.00		Hole started May 19 and finished May 21 2012.	
PLE12-168 (DDH-26) (150m) (N158° / -50°, 460174E - 5927196N)			
0.00	3.00	Casing	
3.85	28.65	Tonalite (I1D)	
28.65	41.65	I3A 1%PY	
41.65	62.30	I3A with cm mafic fragments	
45.10	51.00	1%PY	
62.30	90.00	I3A ±I2J (diorite)	
90.00	150.00	Hornblendite (I4A)	
150.00		Hole started May 22 and finished May 23 2012.	No significant value

Position: UTM Nad27.

Holes PLE12-161 to 163 (Charlie showing):

The goal of these holes was to investigate at depth the Charlie showing discovered in 2011 (see Figure 11). The first two holes (PLE12-161 and -162) along the bottom of the valley were oriented perpendicular to the gold-bearing quartz veins. The main lithology encountered in drill hole was fragmental pyroxenite, like the rock observed on the surface showing. We noted only one quartz veinlet and a few places with small amounts of pyrite and chalcopyrite as infillings along chloritized fractures or as disseminations. There was nothing in drill core that was comparable in terms of mineralization to the surface outcrop of the Charlie showing. No significant gold values were obtained in either drill hole **(<31 ppb Au)**.

The third hole (PLE12-163), drilled northward in the direction of the Charlie showing, did not intersect any quartz veins or sulphide concentrations. Shear zones and gouges were observed in places in the highly deformed pyroxenite. Fragments are generally less than 3.5 cm and stretched along the foliation. The composition of the fragments is variable, ranging from intermediate to mafic with possible quartz fragments. The foliation ranges in intensity from medium to strong (protomylonite). Only one gold value of **2.95 g/t Au / 1 m** (353493) was obtained. Gold appears to be related to a strongly chloritized and carbonatized fracture with less than 1% pyrite, oriented parallel to the core axis (101.4-101.75 m).


SLTV Showing
Charlie Showing
Joanie Showing
N
2012 sample
2012 best result
2012 drill hole

Figure 11. Location of 2012 drill holes in the Charlie-SLTV area.

Hole PLE12-164 (Charlie showing structure):

This hole, located 65 m west of hole -163, intersected quartz veins similar to those observed on the Charlie showing from 86.65 m to 127 m. Assay results did not reveal any notable gold values (**<101 ppb Au**). Sulphide content is lower than for the Charlie showing quartz veins. The main unit is still fragmental pyroxenite ranging from fine to medium-grained with variable amounts of fragments.

Hole PLE12-165 (bay south of the Charlie showing):

This hole investigated the lithologies and structure in the bay to the south of the Charlie showing. Fragmental pyroxenite was encountered from 3 m to 106.4 m. The contact with mafic lavas and gabbro is marked by 2.7 m of talc (steatite). A mix of mafic lavas and gabbro are present from 106.4 m to the end of the hole (174 m). From 109.3 to 118.6 m is a fault marked by strongly ground core (gouge). At the end of the hole, we observed small, irregular, centimetre-scale CL-EP-FP-QZ-CC veinlets with small amounts of sulphides which may correspond to pillow margins. The hole did not yield any significant gold values (**<107 ppb Au**).

Hole PLE12-166 (SLTV showing):

The objective of this hole was to investigate the SLTV showing. The hole started in mafic lava, and then passed through an apparently gradational contact with pyroxenite at 48 m. The gradational nature of the contact may be due to changing grain size. We observed a quartz vein (1.65 m) devoid of sulphides between 60.15 and 61.80 m, possibly representing the extension of the SLTV showing. The vein occurs in pyroxenite. The hanging wall of the vein yielded an assay of **0.69 g/t Au / 1 m** (353928). Several millimetre-scale QZ-CC veinlets with traces of pyrite were also observed (59-60 m). The two samples from the main vein graded **72 ppb Au / 1 m** (353929) and **55 ppb Au / 1 m** (353932). Gold results for the other samples in this hole ranged from **<5 ppb Au to 230 ppb Au / 1 m** (353950). The pyroxenite displays several facies. It may contain fragments or none at all. Locally, small millimetre-scale plagioclase crystals constituting 15-20% of the rock were observed, similar to the facies observed at surface on the Charlie showing.

Holes PLE12-167 and 168 (molybdenum showings):

The objective for these holes was to investigate the molybdenum showings along the shores of islands in LG3 reservoir. When the water level in the reservoir is high, most of these showings are inaccessible (Figure 12). In the summer of 2011, water levels were high, preventing us from investigating the showings. In 2012, two holes were drilled to obtain information on the nature of the lithologies and to locate molybdenum mineralization.

Hole PLE12-167 passed entirely through a plagioclase orthocumulate with a groundmass composed of chlorite and biotite (Photo 1). The plagioclase phenocrysts reach up to 6 cm. We observed several zones mineralized with <2% disseminated pyrite. Molybdenite was observed in two places in quartz veins. The most interesting of these veins contains 3% molybdenite as disseminations and in fractures (Photo 2). The results of multispectral analysis (scan-31) revealed one anomalous molybdenum value of **2160 ppm Mo / 0.4 m** (60.7-61.1 m) as well as **0.303 ppm Re**. This hole did not yield any significant gold values (<39 ppb Au).



Photo 1: Plagioclase orthocumulate, hole PLE12-167.



Photo 2: Quartz vein with 3% molybdenite, hole PLE12-167.

Hole PLE12-168 started in tonalite, followed by gabbro until 90 m. The gabbro contains highly variable amounts of plagioclase, and may locally be anorthositic gabbro. From

90 m to 150 m, the hole passed through hornblendite with hornblende phenocrysts measuring <1 cm. Several zones mineralized with 1-2% disseminated pyrite were also noted in this hole. No molybdenite mineralization was observed. The hole did not yield any significant values for gold (<34 ppb Au) or molybdenum (<13 ppm Mo).



2012 sample
2012 best result
Previous outcrop, boulder
Total of gold grains
Previous drill hole
N
PS Grid
EDY Showing

Figure 12. Location of drill holes in the vicinity of molybdenite showings at the south end of LG3 reservoir.

ITEM 11 SAMPLES PREPARATION, ANALYSES, AND SECURITY

All rock samples were sent to the lab for gold analysis by fire assay and those yielding values over 500 ppb Au were gravimetrically checked. Samples with base metal mineralization were also checked by the ICP (scan 31) multi-element method. Several samples were sent to the lab for gold analysis by metallic sieve as a verification procedure. Laboratoire Expert, in Rouyn-Noranda, was mandated to perform the gold assays and sample preparation. Laboratoire Expert sent all samples for multi-element assays to Activation Laboratories in Ancaster, Ontario.

Samples were collected in the field and processed by personnel of Services Techniques Géonordic inc. Many of these samples were re-examined in camp, and sample shipping was completed under the direction of Robert Oswald, the author of this report. Samples were immediately placed in plastic sample bags in the field, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Québec.

All samples were initially stored in the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Géonordic inc. personnel to Laboratoire Expert's sample preparation facility in Rouyn-Noranda.

Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

11.1 Gold Fire Assay Geochemistry

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 5 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

11.2 Gold Fire Assay Gravimetric

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

11.3 Metallic Sieve

The total sample is dried, crushed, and pulverized then screened using a 100-mesh screen. The –100-mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100-mesh portions. All individual assays are reported as well as the final calculated value.

11.4 Multi-Elements (from www.actlabs.com: Code 1E1–Aqua Regia-ICP (AQUAGEO)

A 0.5 g of sample is digested with aqua regia for 2 hours at 95°C. Sample is cooled then diluted with deionized water. The samples are then analyzed using a Varian ICP for the 31 element suite (Table 7). QC for the digestion is 15% for each batch, 2 method reagent blanks, 6 in-house controls, 8 sample duplicates and 5 certified reference materials. An additional 20% QC is performed as part of the instrumental analysis to ensure quality in the areas of instrumental drift.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

Table 7: Code 1E1 Elements and Detection Limits (ppm).

Element	Detection Limit	Upper Limit
Ag	0.2	100
Al*	0.01%	-
As*	10	10,000
Ba*	1	-
Be*	1	-
Bi	10	-
Ca*	0.01%	-
Cd	0.5	2,000
Co*	1	10,000
Cr*	2	-
Cu	1	10,000

Element	Detection Limit	Upper Limit
Fe*	0.01%	-
K*	0.01%	-
Mg*	0.01%	-
Mn*	2	100,000
Mo*	2	10,000
Na*	0.01%	-
Ni*	1	10,000
P*	0.001%	-
Pb	2	5,000
S	0.01%	20%

Element	Detection Limit	Upper Limit
Sb*	10	-
Sc*	1	-
Sn*	10	-
Sr	1	-
Ti*	0.01%	-
V*	1	-
W*	10	-
Y*	1	-
Zn*	1	10,000
Zr*	1	-

Notes:
* Element may only be partially extracted.
Assays are recommended for values which exceed the upper limits.

11.5 Lithium Metaborate / Tetraborate Fusion ICP (from www.actlabs.com : Code 4B (1-10) Major Elements Fusion ICP (WRA))

Samples are prepared and analyzed in a batch system. Each batch contains a method reagent blank, certified reference material and 17% replicates. Samples are mixed with a flux of lithium metaborate and lithium tetraborate and fused in an induction furnace. The molten melt is immediately poured into a solution of 5% nitric acid containing an internal standard, and mixed continuously until completely dissolved (~30 minutes). The samples are run for major oxides and selected trace elements (Table 8) on a combination simultaneous/sequential Thermo Jarrell-Ash ENVIRO II ICP or a Varian Vista 735 ICP. Calibration is performed using 7 prepared USGS and CANMET certified reference materials. One of the 7 standards is used during the analysis for every group of ten samples.

Totals should be between 98.5% and 101%. If results come out lower, samples are scanned for base metals. Low reported totals may indicate sulphate being present or other elements like Li which won't normally be scanned for. Samples with low totals however are automatically refused and reanalyzed.

Table 8: Code 4B1 Oxides & Elements and Detection Limits (% or ppm).

Fusion ICP Trace Elements

Oxide	Detection Limit (%)
SiO_2	0.01
Al_2O_3	0.01
Fe_2O_3	0.01
MgO	0.01
MnO	0.001
CaO	0.01
TiO_2	0.001
Na_2O	0.01
K_2O	0.01
P_2O_5	0.01
Loss on Ignition	0.01

Element	Detection Limit (ppm)
Ba	2
Sr	2
Y	1
Zr	2
Sc	1
Be	1
V	5

11.6 Till sampling

Virginia implemented a new till sampling and processing protocol in 2012. A 15-kg sample is collected for gold grain counting to be performed at the ODM laboratory, and a 1-kg sample is collected for analysis of the fine fraction at the Actlabs facility.

The 15-kg sample is placed in two polymer fiber bags and shipped to ODM (Nepean, Ontario) where the gravel fraction is separated out and retained. The gravel fractions are ultimately returned, in whole or in part, to the project geologist for a petrographic count to determine whether the nature of the till corresponds to the inferred source. The ODM laboratory then proceeds with standard heavy mineral concentration (HMC) followed by visual observation and gold grain counting/description. If the gold grains are numerous, the laboratory will pan the sample. The gold grains are then returned to the heavy mineral concentrate and sent to the Actlabs laboratory in Ancaster, Ontario, where the material is analyzed by neutron activation using the maximum possible sample weight (50 g) and by ICP for Cu and the other elements. The irradiated heavy mineral concentrate is returned to the ODM laboratory, which has the necessary permits to store irradiated materials. The entire set of heavy mineral concentrates is thus available for additional microscope study if required.

The 1-kg pebble-free sample for the fine fraction is placed in a standard sample bag and sent to the Actlabs laboratory at their Val-d'Or preparation site. Actlabs ships the samples to Ancaster, Ontario, where a fine fraction (less than 63 microns = -230 mesh) is extracted. Between 30 and 50 g of material is then placed in a capsule for analysis by neutron activation.

ITEM 12 DATA VERIFICATION

Since 2004 Virginia has set up an Analytical Quality Assurance Program to control and ensure the analytical quality of assays in its gold exploration works. This program includes the addition of blank samples and certified standards sent for analysis in every shipment. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy.

Certified reference materials were sourced from Rocklabs. Specification sheets may be consulted on their website at: www.rocklabs.com. Laboratoire Expert Inc. and Activation Laboratories Ltd also have their own internal quality control measures involving the insertion of duplicates and/or standard materials.

Blank samples consist of Bomix dolomitic marble crushed to 3/4 inch and sold in 20-kg bags. The gold content of these marbles is <5 ppb Au, which makes this a low-cost and generally reliable material to detect contamination in the laboratory during the analytical process.

12.1 Drilling campaign

Forty-eight (48) certified standards and blanks were processed (Table 9). These control samples were added alternately to every booklet of 50 samples. We consider analyses for certified reference materials that show more than 3 standard deviations from the standard value as problematic, as well as all blank samples that yield anomalous gold values.

None of the results for the blanks revealed any evidence of contamination at the laboratory. All values were below the detection limit of 0.005 g/t Au or 5 ppb Au.

One certified standard sample 353168 (SF 45) in certificate of analysis 35085 yielded a difference just less than 6 times the standard deviation provided by the manufacturer RockLabs. We would have rejected these results and reanalyzed the batch, but a second certified standard on the same report, 353219 (SJ10), yielded an acceptable difference of less than twice the standard deviation obtained by the manufacturer and the results for the batch ranged from <5 to only 26 ppb Au. Since there were no significant results in the batch, we determined it would not be necessary to reanalyze the samples. We are of the opinion that all values in the certificates of analysis are acceptable and no reanalyses are required.

Table 9: Standard and blank samples of the 2012 drilling program.

Type	Sample	Certificate	Sample analyse Au g/t	Blank or standard Au g/t	Standard-deviation 1	Standard-deviation 2	Standard-deviation 3	Variation	Standard-deviation equivalent
PLE12-161									
Blank	353167	35085	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SF45	353168	35085	**0.99**	0.848	0.028	0.056	0.084	0.142	**<6**
Blank	353218	35085	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a

SJ10	353219	35085	**2.74**	2.643	0.060	0.120	0.180	0.097	<2
PLE12-162									
Blank	353263	35086	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SJ10	353264	35086	**2.67**	2.643	0.060	0.120	0.180	0.027	<1
Blank	353326	35086	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SP17	353327	35086	**18.82**	18.132	0.434	0.868	1.302	0.688	<2
Blank	353365	35087	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SQ28	353366	35087	**30.96**	30.14	0.473	0.946	1.419	0.82	<2
PLE12-163									
Blank	353419	35087	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SQ28	353420	35087	**30.79**	30.14	0.473	0.946	1.419	0.65	<2
Blank	353476	35088	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SF45	353477	35088	**0.86**	0.848	0.028	0.056	0.084	0.012	<1
Blank	353526	35088	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SJ10	353527	35088	**2.74**	2.643	0.060	0.120	0.180	0.097	<2
PLE12-164									
Blank	353576	35089	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SP17	353577	35089	**17.83**	18.132	0.434	0.868	1.302	-0.302	<1
Blank	353635	34898	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SQ28	353636	34898	**29.93**	30.14	0.473	0.946	1.419	-0.220	<1
Blank	353671	34898	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SF45	353672	34898	**0.86**	0.848	0.028	0.056	0.084	0.012	<1
PLE12-165									
Blank	353726	35090	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SJ10	353727	35090	**2.61**	2.643	0.060	0.120	0.180	-0.033	<1
Blank	353771	35090	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SP17	353772	35090	**18.21**	18.132	0.434	0.868	1.302	0.078	<1
Blank	353827	35066	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SQ28	353828	35066	**30.45**	30.14	0.473	0.946	1.419	0.310	<1
PLE12-166									
Blank	353879	35066	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SF45	353880	35066	**0.86**	0.848	0.028	0.056	0.084	0.012	<1
Blank	353930	35067	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SJ10	353931	35067	**2.67**	2.643	0.060	0.120	0.180	0.027	<1
Blank	353976	35067	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SP17	353977	35067	**18.24**	18.132	0.434	0.868	1.302	0.108	<1
PLE12-167									
Blank	354038	34934	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SF45	354039	34934	**0.86**	0.848	0.028	0.056	0.084	0.012	<1
Blank	354076	35068	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a

SP17	354077	35068	**18.38**	18.132	0.434	0.868	1.302	0.248	<1
Blank	354126	35069	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SQ28	354127	35069	**30.79**	30.14	0.473	0.946	1.419	0.650	<2
PLE12-168									
Blank	354180	35070	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SF45	354181	35070	**0.86**	0.848	0.028	0.056	0.084	0.012	<1
Blank	354224	34991	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SP17	354225	34991	**18.07**	18.132	0.434	0.868	1.302	-0.062	<1
Blank	354276	35071	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SQ28	354277	35071	**30.24**	30.14	0.473	0.946	1.419	0.100	<1
Blank	354326	35071	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SF45	354327	35071	**0.85**	0.848	0.028	0.056	0.084	0.002	<1

12.2 Geological Reconnaissance

Twenty-nine (29) certified standard samples and blank samples were processed (Table 10). These control samples were added alternately to every 1.5 booklets of 50 samples each. We consider any analysis of a certified standard with a difference of more than three standard deviations to be problematic, as are blanks with anomalous gold values.

None of the results for the blanks revealed any evidence of contamination at the laboratory. All values were below the detection limit of 0.005 g/t Au or 5 ppb Au.

None of the certified standard samples exceeded 3 standard deviations. We consider the analytical results for both of the geological surveys to be reliable and no reanalyses are recommended.

Table 10: Standard and blank samples of the 2012 geological reconnaissance.

Type	Sample	Certificate	Sample analyse Au g/t	Blank or standard Au g/t	Standard-deviation 1	Standard-deviation 2	Standard-deviation 3	Variation	Standard-deviation equivalent
June									
Blank	351263	35209	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SP17	351264	35209	**18.03**	18.132	0.434	0.868	1.302	-0.102	<1
Blank	351282	35515	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
OXI23	351283	35515	**1.85**	1.844	0.049	0.098	0.147	0.006	<1
Blank	351474	35342	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
OXI23	351531	35520	**1.75**	1.844	0.049	0.098	0.147	-0.094	<2
Blank	351532	35520	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
Blank	351863	35405	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a

OXE21	351864	35405	**0.62**	0.651	0.026	0.052	0.078	-0.031	<2
Blank	354745	35343	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SP17	354746	35343	**18.86**	18.132	0.434	0.868	1.302	0.728	<2
September-October									
Blank	230645	36268	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SF57	230646	36268	**0.832**	0.848	0.030	0.090	0.120	-0.016	<1
SL61	230547	36267	**6.0**	5.931	0.177	0.354	0.531	0.069	<1
Blank	230548	36267	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
Blank	249500	36269	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SL61	249610	36269	**6.07**	5.931	0.177	0.354	0.531	0.139	<1
Blank	249611	36269	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
Blank	249649	36371	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SF57	249650	36371	**0.86**	0.848	0.030	0.090	0.120	0.012	<1
SF57	253661	36269	**0.835**	0.848	0.030	0.090	0.120	-0.013	<1
SL61	253699	36393	**5.97**	5.931	0.177	0.354	0.531	0.039	<1
Blank	253700	36393	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
Blank	355019	36267	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
SF57	355020	36267	**0.837**	0.848	0.030	0.090	0.120	-0.011	<1
SL61	355082	36370	**5.97**	5.931	0.177	0.354	0.531	0.039	<1
Blank	355083	36370	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a
Si64	355242	36370	**1.82**	1.780	0.042	0.084	0.126	0.040	<1
Blank	355243	36370	**<0.005**	<0.005	n/a	n/a	n/a	n/a	n/a

ITEM 13 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 14 MINERAL RESOURCES ESTIMATES

This section is not applicable to this report.

ITEM 15 MINERAL RESERVE ESTIMATES

D'Amours (2003) prepared a geostatistical modelling and resource estimation on the Orfée showing. He established that the zone had a measured resource of 88,588 tonnes at 9.44 g/t Au and an inferred resource of 114,895 tonnes at 18.40 g/t Au for a total resource, all categories, of 203,483 tonnes at 14.50 g/t Au.

ITEM 16 MINING METHODS

This section is not applicable to this report.

ITEM 17 RECOVERY METHODS

This section is not applicable to this report.

ITEM 18 PROJECT INFRASTRUCTURE

This section is not applicable to this report.

ITEM 19 MARKET STUDIES AND CONTRACTS

This section is not applicable to this report.

ITEM 20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable to this report.

ITEM 21 CAPITAL AND OPERATING COSTS

This section is not applicable to this report.

ITEM 22 ECONOMIC ANALYSIS

This section is not applicable to this report.

ITEM 23 ADJACENT PROPERTIES

The Corvet Est project is located east of the Poste Lemoyne Extension project. The Corvet Est project is made up of 670 map-designated claims covering 34,360.16 hectares. The claims are a 50/50 joint venture between Virginia Mines Inc. and Goldcorp Inc. Virginia has been involved in mineral exploration on the Corvet Est property since 1997. In 2005, Goldcorp (then Placer Dome) joined Virginia to explore the property. Virginia remains operator of the exploration work. Since the beginning, exploration efforts have been focused on a 90-km stretch of a thin volcano-sedimentary belt and its faulted southern contact with sediments of the Laguiche Group. Numerous gold showings have been discovered (Marco Zone and Contact Zone) and Cu-Ag-Mo-(Au) occurrences were also encountered.

To the northeast of the Poste Lemoyne Extension project, some exploration companies have staked claims, namely Midland Exploration and Eloro Resources. For the moment, we do not know whether these companies have conducted exploration work in 2012.

ITEM 24 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 25 INTERPRETATION AND CONCLUSIONS

The objective of the 2012 drilling campaign was to assess the Charlie showing and better understand the structure linking it to the SLTV showing. At the present time, the compiled results suggest that gold was primarily deposited in NE-trending quartz tension veins and in shear zones. We expected to find gold-bearing quartz veins at depth and laterally, but this was not the case. It appears that the gold potential of these veins is limited to the discovery outcrop and there are no evident extensions to the mineralization. None of the three (3) holes drilled below the Charlie showing (PLE12-161 to -163) intersected the showing at depth. Only one gold value was obtained in hole PLE12-163 with **2.95 g/t Au / 1 m**. Gold appears to occur in a strongly chloritized and carbonatized fracture containing less than 1% pyrite, oriented parallel to the core axis The single hole drilled below the SLTV showing (PLE12-166) revealed a quartz vein (1.65 m) devoid of sulphides. It may represent the extension of the SLTV showing. The hanging wall of the quartz vein yielded **0.69 g/t Au / 1 m**. Overall, the drill core samples did not yield particularly significant gold results.

Two molybdenum showings located on islands at the south end of LG3 reservoir were investigated by drilling. Most of the molybdenum showings consist of quartz veins and strongly biotitized shear zones. The discovery and observation of these occurrences depends on the water level in the reservoir. Holes PLE12-167 and -168 were drilled on two different islands to improve the level of knowledge for this area. Drilling results were disappointing with only one molybdenite-bearing quartz vein grading **2160 ppm Mo / 0.4 m** and **0.303 ppm Re** in PLE12-167. This area was revisited during the summer geological work in 2012. Several new molybdenum showings were found (**up to 5780 ppm Mo**) but the width and density of the mineralized zones uncovered thus far has been low and inconsistent. The water level of the LG3 reservoir and the overburden on the islands impede exploration in this area and render the assessment of its molybdenum potential difficult.

The new geological surveys of 2012 made it possible to continue the work started several years ago by Virginia at the south end of LG3 reservoir. Both gold showings and base metal showings have been discovered, but it was the two new gold showings that generated the most interest. The Joanie showing is located 290 m southwest of the Charlie showing on the south side of a large structure topographically expressed as a long and narrow deep bay oriented E-W. This showing is composed of several NW-trending quartz tension veins and E-W quartz shear veins. All veins occur in highly fractured amphibolitized mafic lavas. About 20 different veins could be distinguished. Gold contents are highly variable due to the presence of visible gold in the samples. Twelve (12) samples yielded grades ranging from **1.54 g/t Au** to **172.03 g/t Au**. The sulphide content is generally <4%. This area has a good discovery potential and a trenching program may reveal other gold occurrences associated with the large Charlie-SLTV structure.

Alongside a large multi-kilometre fold affecting the Laguiche sediments and the band of volcanic rocks, we found several gold showings ranging from **0.82 to 18.17 g/t Au**. This area had been prospected several times in the past. The large structure affected all rock types in the area. We believe that detailed mapping at 1:2,500 scale is necessary to understand this area and uncover any additional gold occurrences. A trenching program is recommended on the best showings for the fall of 2013.

The results of the 2012 field campaign once again demonstrate the excellent gold potential of the Poste Lemoyne Extension Property. This property, which now extends over more than 70 km E-W, has revealed many new potential areas of interest, uncovered either by geological reconnaissance work or by soil and till sampling surveys. Some of these areas have been further investigated with trenching and drilling, but many of these have great potential and yet have not been intensively explored to date.

ITEM 26 RECOMMENDATIONS

Following the encouraging results obtained over the past three years, we recommend pursuing exploration efforts on the Poste Lemoyne Extension Property.

We suggest the following work, in order of priority:
- Detailed mapping at 1:2,500 scale in the area underlain by a large fold immediately northwest of the Galexis showing;

- Prospecting and mapping along the contact between the Laguiche sediments and the mafic lavas in the vicinity of a showing grading **18.17 g/t Au** (230541);
- A trenching program on the Joanie and Galexis areas and on the best results obtained in the fall of 2013;
- Prospecting and mapping in the tonalite northwest of the bay in LG3 reservoir;
- Prospecting and mapping at the far west end of the project in the southern part of LG3 reservoir.

ITEM 27 REFERENCES

BÉRUBÉ, D. 2000. Polarisation provoquée effectuée dans le cadre du projet Poste Lemoyne Extension. Val d'Or Sagax. In-house report, Virginia Gold Mines.

BLANCHET, C. 2002. Propriété Poste Lemoyne Extension. Programme de forage – Janvier-Février 2002. In-house report, Virginia Gold Mines.

CAYER, A. 2011b. Technical Report and Recommendations, Winter 2011 Drilling Campaign Program. Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., May 2011.

CAYER, A. 2011a. Technical Report and Recommendations, Summer 2010 Geological Reconnaissance Program. Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., February 2011.

CAYER, A. 2010. Technical Report and Recommendations Summer 2009 Geological Reconnaissance Program and Fall 2009 Drilling Program. Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., February 2010.

CAYER, A. and OSWALD, R. 2009. Technical Report and Recommendations, Winter 2008 Drilling Program and Fall 2008 Geological Exploration Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., March 2009.

CAYER, A. 2007a. Technical Report and Recommendations, Summer 2007 Geological Reconnaissance, Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., October 2007.

CAYER, A. 2007b. Technical Report and Recommendations, Fall 2006-Winter 2007 Drilling Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., February 2007.

CAYER, A. 2007c. Technical Report and Recommendations, Winter 2007 Drilling Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., February 2008.

CAYER, A. and OUELLETTE, J-F. 2004. Technical Report and Recommendations, Fall 2003-Winter 2004 Drilling Program, Poste Lemoyne Extension Project, Québec. VIRGINIA GOLD MINES INC. and GLOBESTAR MINING CORP., May 2004.

CAYER, A. 2003. Propriété Poste Lemoyne Extension. Programme de forage – Automne 2002 – hiver 2003. In-house report, Virginia Gold Mines.

COSTA, P., 2000. Déformation et chronologie de la mise en place de l'or dans la formation de fer de Guyer, Rivière La Grande, Baie James. B.Sc. Thesis. Université du Québec à Chicoutimi. Québec. 56 pages.

CHÉNARD, D. 1999. Rapport des travaux de terrain, été-automne 1998, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

D'AMOURS, C. 2003. Modélisation géostatistique et estimation des ressources. Géopointcom. In-house report, Virginia Gold Mines. 16 pages.

DE CHAVIGNY, P. 1998. Reconnaissance Géologique, Permis JVT/Boréale, VIRGINIA GOLD MINES INC. and BOREAL EXPLORATION, 1998.

DESJARDINS, R. 1976. Rapport de synthèse et de levés magnétique et électromagnétique. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34119.

DESJARDINS, R., OAKES, B.W. and LAVOIE, L. 1975. Report on field work and proposed drill program, Lac Guyer Area. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34106.

EKSTROM, R.L.V. 1960. Geological report and 5 DDH logs in the Corvette Lake-La Grande River Area. Tyrone Mines Ltd. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 10515.

FULTON, R.J. 1995, Surficial materials of Canada ; Geological Survey of Canada, Map 1880A, scale 1:5 000 000.

GAGNON, R. and COSTA, P. 2000. Rapport sommaire des travaux de terrain, automne 2000, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

GIROUX, M. 1976. Campagnes de prospection aérienne systématique 1975, synthèse et résultats. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34116.

GOUTIER, J., DION, C., OUELLET, M-C., DAVIS, D.W., DAVID, J. and PARENT, M. 2001. Géologie de la région du lac Guyer (33G/05, 33G/06 et 33G/11). Ministère des Ressources naturelles du Québec. RG 2001-15. 53 pages.

GRANGER, B. 1998. Levés de Magnétométrie et d'EM-TBF, Poste Lemoyne Extension. Géosig Inc. In-house report, Virginia Gold Mines.

HUOT, F. 2012. Lames minces de Charlie, Projet PLEX, In-house e-mail. VIRGINIA MINES INC., 1 page.

JAGODITS, F. L. 1996. Report on Multi sensor Helicopter-Borne Geophysical Surveys, Sakami project, Lac Guyer and Lac de la Corvette areas, Baie-James region, Québec, NTS 33G/05, 33G/06, 33G/11 and 33G/12 and 33G/08, Project 274 and 275. Phelps Dodge Corporation of Canada Limited. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 54133.

JOHNSON, M. 1996. Sakami Project, Lac Guyer and Lac de la Corvette areas, Baie-James Region, Québec, NTS 33G/05, 33G/06, 33G/08, 33G/11, 33G/12. Summary Report 1996. Phelps Dodge Corporation of Canada Limited. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 56869.

LAMBERT, G. 1999. Levés magnétométriques de détail, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

L'HEUREUX, M. and BLANCHET, C., 2001. Rapport géologique; programme de décapage, automne 2001, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

MERCIER, P-É. 2012. Étude structurale du secteur des indices Charlie, SLTV et Joanie, automne 2012, propriété Poste Lemoyne Extension. In-house report, VIRGINIA MINES INC., 7p.

OAKES, B.W. and LAVOIE, L. 1976. Rapport de forage, lacs Yasinski et Guyer. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34120.

OSBORNE, B.S. 1995. A report on a reconnaissance programme in the La Grande region, Summer 1995. Prepared for Phelps Dodge Corporation of Canada Limited. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 55392.

OSWALD, R. 2012. Technical Report and Recommendations, Summer 2011 Geological Exploration, Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., March 2012.

PARADIS, S.J. and BOIVERT, É., 1995, Séquence des écoulements glaciaires dans le secteur de Chibougamau-Némiscau, Québec; Commission géologique du Canada, Recherches en cours 1995-C, p. 259-264.

PEARSON, V. 2011. Étude structurale sur le secteur des indices Charlie – SLTV lors d'une visite de terrain, Projet PLEX, Mémo interne, VIRGINIA MINES INC. septembre 2011, 8 pages.

PLANTE, L. 2002. Levés géophysiques – E.M.H. & Mag. pour Mines d'Or Virginia inc. Propriété Poste Lemoyne Extension, Région de LG-3, Baie James, Québec, SNRC 33G/06. Report by Géola, Exploration Consultant.

PREST, V.K., GRANT, D.R. and RAMPTON, V.N., 1967, Glacial Map of Canada; Geological Survey of Canada, Map 1253A, scale 1 :5 000 000.

RENOU, A.-S. 2002. Projet d'étude minéragraphique de deux échantillons du projet Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

RILEY, C.J. 1975. Report on iron formation, Lac Guyer Area. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 50018.

ST-HILAIRE, C. 2011. Heliborne High Resolution Aeromagnetic Survey, Poste Lemoyne Extension – La Grande Sud – Corvet Est Properties, James Bay Area, Québec, Project Ref.: P11-039, Final Technical Report, STG - Virginia Mines Inc, December 2011, 26p.

TREMBLAY, L. 2009. Description pétrographiques de cinq échantillons de roches, Projet Poste Lemoyne. In-house report, Virginia Gold Mines.

TREMBLAY, M. 2003. Étude structurale et cartographie de quatre tranchées de la propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

TSHIMBALANGA, S. 2010. Levé de polarisation provoquée et de magnétométrie, Propriété Poste Lemoyne Extension (PLEX), grille David, Municipalité de la Baie-James, Québec, SNRC 33G / 11. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. 2010. Levé de polarisation provoquée et de magnétométrie, Propriété Poste Lemoyne Extension (PLEX), grille PS, Municipalité de la Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. and TILIKI, G. K. 2009. Levé de magnétométrie et de polarisation provoquée, Propriété Poste Lemoyne Extension, grille principale et grille est, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. 2007. Levé de polarisation provoquée, Propriété Poste Lemoyne Extension, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

VEILLETTE, J.J., 1995, New evidence for northwestward glacial ice flow, James Bay region, Quebec; in Geological Survey of Canada, Current Research part C, paper 1995-C, p. 249-258.

WATSON, D. 1972. Airborne electromagnetic, magnetic and radiometric report, Guyer Lake Area. Noranda Exploration. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 50005.

CERTIFICATE OF QUALIFICATIONS

I, Robert Oswald, reside at 914, 28th avenue Montréal (Québec), H1A 4M5, and hereby certify that:

I am presently employed as a Senior Project Geologist with Services techniques Géonordic Inc. (STG), 970 avenue Larivière, Rouyn-Noranda (Québec), J9X 4K5.

I graduated from the Université de Montréal in Montréal with a B.Sc. in Geology in 1987.

I have been working as a professional geologist from 1987 to 1997 and since 2003 for Géonordic.

I am a professional geologist and registered to the board of the *Ordre des Géologues du Québec*, permit number 493.

I am a Qualified Person with respect to the Poste Lemoyne Extension project in accordance with section 5.1 of National Instrument 43-101.

I am involved occasionally in the Poste Lemoyne Extension project since 2004. I participated actively in the spring and summer 2012 program.

I wrote and supervised the preparation and edited all maps of this report utilizing proprietary exploration data generated by STG for Virginia Mines Inc., and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 5.3 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with their specifications and terminology.

Dated in Montreal, Qc, this 31th day of May 2013.



Robert Oswald, B.Sc., P. Geo.


GÉOLOGUE / GEOLOGIST
ROBERT
OSWALD
493
QUÉBEC

VIRGINIA MINES INC.

POSTE LEMOYNE EXT. PROPERTY

Project Location

76°00' W
74°00' W

Radisson
LG-3
33 F
33 G
Trans-Taiga road
LG-4
Mirage
N
33 H
POSTE LEMOYNE EXT. PROPERTY
53°00' N
Éléonore
33 C
33 B
KM381
52°00' N
James Bay road
Radisson
Chibougamau

 Virginia's CDC

0 50 100



Kilometers

FIGURE 1

VIRGINIA MINES INC.

POSTE LEMOYNE EXT. PROPERTY

Claim location



N
75°30' W
75°00' W
53°30' N
33 G/12
33 G/11
Poste Lemoyne
Ext. Camp
Trans-Taiga road
Poste Lemoyne
Hydro substation
33 G/05
33 G/06
33 G/07

0 5 10

Kilometers

FIGURE 2

VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
Regional geology



N
75°30' W
75°00' W
53°30' N
G/12
33 G/11
33 G/05
33 G/06
33 G/07
Poste Lemoyne
Ext. Camp
Poste Lemoyne
Hydro substation
Trans-Taiga road
I1D
I1B
I1G
I1 QFP
I2J
I2G
I3H
I4
S3
M4(S3)
M4
S4
S9
V1
V3-M16
V3
V4

For lithological codes see appendix 2
Modified geology from SIGEOM

0 5 10
Kilometers

FIGURE 3

Figures 1 to 12

Appendix 1:	Claims list
Appendix 2:	Légende générale de la carte géologique (extract of MB 96-28)
Appendix 3a:	Outcrop descriptions
Appendix 3b:	Sample descriptions
Appendix 3c:	Till sample descriptions
Appendix 4:	Drill logs
Appendix 5a:	Certificates of analysis (rock sample)
Appendix 5b:	Certificates of analysis (till sample)

INFORMATION AVAILABLE UPON REQUEST SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853